Exhibit 1

Grupo Supervielle S.A. Reports 1Q18 Consolidated Results

1Q18 Attributable Comprehensive Income up 139% YoY and 58% QoQ.

Buenos Aires, May 21, 2018 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three-month period ended March 31, 2018. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the first adoption ruled by the Central Bank. In order to facilitate the analysis and comparison, the Company includes under Appendix I the description of principal differences between previous BCRA GAAP and IFRS, along with the impacts on different line items of financials statements and ratios”.

First Quarter 2018 Highlights

●	Total gross loans, increased 61.6% YoY and 9.5% QoQ to AR$66.5 billion.

●	Attributable Comprehensive Income of AR$744.8 million, up 138.7% YoY, and 57.6% QoQ. ROAE of 20.6% in 1Q18 higher than 18.0% in 1Q17 and 13.3% in 4Q17. ROAA of 3.3% in 1Q18, increasing by 120 bps YoY and 110 bps QoQ.

●	Attributable Net income of AR$722.6 million, up 147.6% YoY, and 54.5% QoQ.

●	NIM of 19.6% in 1Q18, increased by 10 bps YoY and contracted by 40 bps QoQ.

●	Efficiency ratio improved to 59.0% in 1Q18 compared with 71.1% in 1Q17, and 67.6% in 4Q17.

●	Non-performing loan ratio increased by 10bps at 3.2% in 1Q18 from 4Q17 and 1Q17, while allowances as a percentage of non-performing loans increased to 89.7% in 1Q18 from 85.2% in 1Q17 and 88.0% in 4Q17. 1Q18 presented consumer behavior seasonality largely similar to that observed in prior years.

●	Proforma Consolidated Common Equity Tier 1 Ratio of 15.8% in 1Q18, down from 18.4% in 4Q17 reflecting the initial IFRS adjustments (the restated 4Q17 proforma consolidated Tier1 ratio is 17.2%) and loan growth in the loan portfolio. AR$4.3 billion remained at the holding level for future capital injections. Equity to Asset ratio of 15.7% in 1Q18 compared to 11.3% at March 2017 and 15.6% at December 2017.

CEO Message

Commenting on first quarter 2018 results, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “The momentum continued from 2017 into the first quarter as we again posted strong results that underscore our profitable growth strategy. This was evident with loan growth up 10% QoQ and 62% YoY exceeding financial system growth, with operating leverage driving further efficiency improvements. Our diversified deposit base increased 43% YoY, again exceeding industry growth and remained stable sequentially following robust growth in 4Q17. As a point of reference, system deposits grew 11% in the first quarter of 2018. Furthermore, our competitive retail deposits have proven a key aspect in our ability to mitigate the impact of increases in funding costs.”

“Our focus on high margin SMEs and attention to their unique needs continued to drive lending in the corporate segment and was the main driver of loan expansion this quarter. With 45% of this portfolio collateralized and benefits to a more competitive export environment, this portfolio remains a strong credit. By contrast, during the quarter we took a more conservative approach to growing our consumer finance business given increasing inflation and hikes in utilities prices, as we have previously discussed. We remain confident in the long-term growth prospects of this segment.”

“The acquisition of MILA announced during the quarter positions us well to continue capturing the attractive growth potential we see in the auto financing market, both in new and previously owned cars, and obtain synergies from the integration. New and previously owned car sales are robust growth segments, and their financing are new asset classes for Supervielle, and another example of how we are executing on our growth strategy which enhances cross-selling opportunities across our Company.”

1

“We adopted IFRS in the current quarter and reported an increase in Attributable Comprehensive Income of 139% YoY and 58% QoQ, despite the typically seasonally lower first half in our industry. Looking ahead, we believe that despite current economic and currency headwinds, the long-term growth story for the financial sector in Argentina remains intact. In the current context, which is one that we have successfully navigated in the past, we remain focused on healthy loan growth, mitigating risk and enhancing efficiency and profitability. We believe we can achieve results within the range of the guidance previously set out. Given the rapidly changing macroeconomic scenario, we are consistently closely monitoring the macro variables and how that impacts our guidance.” concluded Mr. Supervielle.

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Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change

INCOME STATEMENT	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY
Net Interest Income	2,818.1	2,562.0	2,124.8	1,950.2	1,926.5	10.0%	46.3%
Net Service Fee Income (excluding income from insurance activities)	891.0	846.5	844.8	868.4	740.1	5.3%	20.4%
Income from Insurance activities	148.7	148.3	108.0	112.8	110.0	0.3%	35.2%
Loan Loss Provisions	-726.1	-606.3	-518.9	-442.8	-360.8	19.8%	101.2%
Personnel & Administrative Expenses	-2,446.5	-2,604.5	-2,121.4	-2,060.1	-1,935.2	-6.1%	26.4%
Profit before income tax	1,020.4	651.1	737.4	666.9	456.0	56.7%	123.8%
Attributable Net income	722.6	467.6	555.2	505.2	291.8	54.5%	147.6%
Attributable Comprehensive income	744.8	472.6	560.0	533.8	312.0	57.6%	138.7%
Earnings per Share (AR$)	1.58	1.02	1.43	1.39	0.80
Earnings per ADRs (AR$)	7.91	5.12	7.17	6.94	4.01
Average Outstanding Shares (in millions)	456.7	456.7	387.3	363.8	363.8
BALANCE SHEET	mar 18	dec 17	sep 17	jun 17	mar 17	QoQ	YoY
Total Assets	96,569.6	92,202.4	81,557.9	69,684.3	63,152.9	4.7%	52.9%
Average Assets[1]	90,832.7	85,498.9	73,226.9	64,741.4	60,784.9	6.2%	49.4%
Total Loans & Leasing	66,479.5	60,692.9	53,154.2	44,536.2	41,148.7	9.5%	61.6%
Total Deposits	55,540.2	56,408.7	47,170.8	42,817.0	38,817.0	-1.5%	43.1%
Attributable Shareholders’ Equity	15,114.2	14,369.6	14,032.8	7,490.6	7,126.4	5.2%	112.1%
Average Attributable Shareholders’ Equity[1]	14,490.1	14,188.7	10,824.9	7,419.5	6,946.3	2.1%	108.6%
KEY INDICATORS	1Q18	4Q17	3Q17	2Q17	1Q17
Profitability & Efficiency
ROAE	20.6%	13.3%	20.7%	28.8%	18.0%
ROAA	3.3%	2.2%	3.1%	3.3%	2.1%
Net Interest Margin	19.6%	20.0%	19.6%	21.5%	19.5%
Net Financial Margin	19.9%	20.0%	19.8%	20.6%	20.5%
Net Fee Income Ratio	22.3%	22.8%	25.2%	27.8%	27.3%
Cost / Assets	11.1%	12.6%	12.0%	13.1%	13.2%
Efficiency Ratio	59.0%	68.2%	63.5%	65.7%	71.1%
Liquidity & Capital
Loans to Total Deposits[3]	119.7%	107.6%	112.7%	104.0%	106.0%
Liquidity Coverage Ratio (LCR)[4]	116.9%	113.9%	122.6%	126.5%	125.9%
Total Equity / Total Assets	15.7%	15.6%	17.2%	10.7%	11.3%
Proforma Consolidated Capital / Risk weighted assets [5]	17.0%	19.6%	20.7%	13.0%	13.4%
Proforma Consolidated Tier 1 Capital / Risk weighted assets [6]	15.8%	18.4%	19.5%	11.6%	12.0%
Risk Weighted Assets / Total Assets	88.1%	80.1%	85.2%	88.2%	83.0%
Asset Quality
NPL Ratio	3.2%	3.1%	3.1%	3.0%	3.1%
Allowances as a % of Total Loans	2.8%	2.6%	2.5%	2.6%	2.5%
Coverage Ratio	89.7%	88.0%	85.2%	85.9%	85.2%
Cost of Risk	4.7%	4.4%	4.5%	4.4%	3.9%
MACROECONOMIC RATIOS
Retail Price Index (%)[7]	6.7%	6.1%	5.1%	5.4%	6.1%
UVA (var)	6.9%	4.9%	4.3%	7.1%	4.6%
Pesos/US$ Exchange Rate	20.14	18.77	17.32	16.60	15.38
Badlar Interest Rate (eop)	22.6%	23.3%	21.8%	20.1%	19.1%
Badlar Interest Rate (avg)	22.9%	22.5%	20.8%	19.6%	19.8%
TM20 (eop)	22.6%	23.7%	22.8%	20.9%	19.8%
TM20 (avg)	23.4%	23.4%	21.6%	20.3%	20.3%
OPERATING DATA
Active Customers (in millions)	1.9	1.9	1.9	1.9	1.8
Access Points [8]	340	326	324	321	325
Employees	5,406	5,320	5,222	5,146	5,049	1.6%	7.1%
1.	Average Assets and average Shareholder´s Equity calculated on a daily basis
2.	Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.
3.	Loans/Total Deposits ratio was restated in previous quarters due to the inclusion in the balance sheet of the securitized and transferred loans.
4.	This ratio includes the liquidity held at the holding company level.
5.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of March 31, 2018, the liquidity amounted to Ps. 4.3 billion. This ratio has not been restated for 2017 quarters.
6.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of March 31, 2018, the liquidity amounted to Ps. 4.3 billion. This ratio has not been restated for 2017 quarters.
7.	Source: INDEC
8.	The increase in the number of Access Points in 1Q18, reflects the opening of 1 bank branches located in Neuquen and the presence in 13 Walmart Stores.

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1Q18 Earnings Call Dial-In Information

Date:	Tuesday, May 22, 2018

Time:	9:00 AM (US ET); 10:00 AM (Buenos Aires Time)

Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)

Webcast:	http://public.viavid.com/index.php?id=129759

Replay:	From Tuesday, May 22, 2018 at 12:00 AM US ET through Tuesday, June 5, 2018 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13679922

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 88.8% and 8.3% respectively of total assets as of 1Q18. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services. Since May 2018, Supervielle also operates through MILA, a car financing company.

Comprehensive Income & Profitability

Income Statement						% Change
	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Interest income	4,616.8	4,110.3	3,581.1	3,172.7	3,045.0	12.3%	51.6%
Interest expenses	(1,798.7)	(1,548.3)	(1,456.3)	(1,222.5)	(1,118.5)	16.2%	60.8%
Net interest income	2,818.1	2,562.0	2,124.8	1,950.2	1,926.5	10.0%	46.3%
Fee income	1,159.1	1,089.6	998.4	931.8	905.6	6.4%	28.0%
Fee expenses	-268.1	-243.1	(153.7)	(63.4)	(165.5)	10.3%	62.0%
Income from insurance activities	148.7	148.3	108.0	112.8	110.0	0.3%	35.2%
Net Service Fee Income	1,039.7	994.7	952.8	981.2	850.1	4.5%	22.3%
Net income from financial instruments at fair value through profit or loss	656.5	682.0	617.0	548.0	338.7	-3.7%	93.8%
Gain / Loss from derecognition of financial instruments at amortized cost	—	—	—	—	—	—	—
Exchange rate differences on gold and foreign currency	148.9	116.2	86.0	50.4	(1.8)	28.2%	na
Other operating income	311.1	347.4	317.8	334.7	262.8	-10.5%	18.4%
Loan loss provisions	(726.1)	(606.3)	(518.9)	(442.8)	(360.8)	19.8%	101.2%
Net Operating Revenue	4,248.3	4,096.0	3,579.4	3,421.7	3,015.5	3.7%	40.9%
Personnel expenses	(1,520.3)	(1,605.8)	(1,261.8)	(1,240.0)	(1,247.7)	-5.3%	21.8%
Administrative expenses	(926.2)	(998.7)	(859.7)	(820.1)	(687.4)	-7.3%	34.7%
Depreciation & Amortization	(68.4)	(95.0)	(68.3)	(68.1)	(71.7)	-27.9%	-4.6%
Other expenses	(712.9)	(745.5)	(652.3)	(626.6)	(552.6)	-4.4%	29.0%
Operating income	1,020.4	651.1	737.4	666.9	456.0	56.7%	123.8%
Profit of Associated companies and Joint ventures	—	—	—	—	—	—	—
Profit before income tax	1,020.4	651.1	737.4	666.9	456.0	56.7%	123.8%
Income tax expense from continuing operations	(282.7)	(176.0)	(174.4)	(155.5)	(159.4)	60.6%	77.3%
Profit from continuing operations	737.8	475.1	563.0	511.4	296.6	55.3%	148.7%
Profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—
Net income	737.8	475.1	563.0	511.4	296.6	55.3%	148.7%
Attributable to owners of the parent company	722.6	467.6	555.2	505.2	291.8	54.5%	147.6%
Attributable to non-controlling interests	15.1	7.5	7.8	6.3	4.8	102.3%	215.6%
Other comprehensive income, net of tax	22.2	5.0	4.8	28.6	20.2	341.5%	9.9%
Comprehensive income	760.0	480.1	567.8	540.1	316.8	58.3%	139.9%
Attributable to owners of the parent company	744.8	472.6	560.0	533.8	312.0	57.6%	138.7%
Attributable to non-controlling interests	15.2	7.5	7.8	6.3	4.8	101.5%	214.8%
ROAE	20.6%	13.3%	20.7%	28.8%	18.0%
ROAA	3.3%	2.2%	3.1%	3.3%	2.1%

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Attributable Comprehensive Income in 1Q18 increased 138.7%, or AR$432.8 million YoY, to AR$744.8 million, and 57.6% QoQ, or AR$272.2 million. 4Q17 results were primarily impacted by higher than average special termination arrangements in connection with early retirement for a group of eligible employees which amounted to approximately $233 million. Excluding these special termination agreements, Attributable Comprehensive Income, would have increased 20% sequentially.

Attributable Net Income in 1Q18 increased 147.6%, or AR$430.8 million YoY, to AR$722.6 million, and 54.5% QoQ, or AR$255.0 million.

Reflecting seasonality, the Company’s net income is typically higher in the second half of the fiscal year compared to the first half. This is primarily due to having to absorb the impact in expenses of the salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grow cumulatively monthly throughout the year as the loan portfolios season. This year, 1Q18 reflects the 10% increase in salaries since January 2018 as well as a fixed amount paid to employees following the collective bargaining agreement.

The 138.7% YoY growth in Attributable Comprehensive Income was mainly driven by the following increases:

●	46.3% in net interest income to AR$2.8 billion, from AR$1.9 billion,

●	93.8% or AR$317.8 million in Net income from financial instruments at fair value through profit or loss to AR$656.5 million, from AR$338.7 million,

●	18.4% or AR$48.3 million in Other Operating Income to AR$ 311.1 million, from AR$262.8 million in 1Q17, and

●	22.3% or AR$189.6 million in net service fee income (including income from insurance activities) to AR$1,039.7 million, from AR$850.1 million

These YoY contributions to Comprehensive Income were partially offset by increases of:

●	26.4% in Personnel & Administrative Expenses to AR$2.4 billion, from AR$1.9 billion,

●	29.0% in Other Expenses to AR$ 712.9 million, from AR$552.6 million,

●	101.2% in loan loss provisions to AR$726.1 million from AR$360.8 million, reflecting the growth of the loan portfolio, a deterioration in asset quality mainly in the consumer finance segment as well as increased loan loss provisions required by the aging of loans delinquent since previous quarters and the 450-basis point increase in the coverage ratio to 89.7% in 1Q18, and

●	77.3% in income tax from continuing operations to AR$282.7 million, from AR$159.4 million.

The 57.6% QoQ growth in Attributable Comprehensive Income was mainly due to the following:

●	10.0%, or AR$256.1 million, increase in net interest income to AR$2.8 billion, from AR$2.6 billion,

●	6.1%, or AR$158.0 million, decrease in Personnel & Administrative Expenses to AR$2.4 billion, from AR$2.6 billion. This was due to higher than average special termination agreements in 4Q17 of approximately $233 million in connection with early retirement for a group of eligible employees.

●	4.5%, or AR$45.0 million, increase in net service fee income (including income from insurance activities) to AR$1.0 billion, from AR$994.7 million,

●	4.4% decrease in Other Expenses to AR$ 712.9 million, from AR$745.5 million, and

●	28.2%, or AR$32.8 million, increase in Exchange rate differences on gold and foreign currency.

These QoQ contributions to Attributable Comprehensive Income were partially offset by:

●	19.8%, or AR$119.9 million, in loan loss provisions to AR$ 726.1 million, from AR$ 606.3 million, reflecting loan portfolio growth, a higher coverage ratio of 89.7% compared with 88.0% in 4Q17, as well as increased loan loss provisions required by the aging of loans delinquent since previous quarters, and

●	60.6% or AR$106.7 million in income tax from continuing operations to AR$282.7 million, from AR$176.0 million.

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ROAA was 3.3% in 1Q18 increasing by 120 bps and 110 bps YoY and QoQ respectively.

ROAE was 20.6% in 1Q18 compared to 18.0% in 1Q17 and 13.3% in 4Q17. Certain factors impacted 4Q17 ROE: i) The capital raised in the equity offering priced on September 12, 2017, including the subsequent exercise of the green shoe, resulted in a AR$5.6 billion increase in equity which fully impacted in the quarter, and ii) The higher than average special termination agreements in 4Q17 of approximately $233 million in connection with early retirement for a group of eligible employees.

NIM, Net Interest Income (NII) and Net income from financial instruments (NIFFI)

In 1Q18, Net interest margin (NIM) was 19.6% increasing 10 bps from 1Q17 and decreasing by 40-bps from 4Q17. Net financial margin stood at 19.9% in 1Q18 compared to 20.5% in 1Q17 and 20.0% in 4Q17. Net Interest Income was AR$2.8 billion, increasing by 46.3% YoY and 10.0% QoQ.

NIM decreased by 40 bps QoQ, reflecting i) Lower interest earned on the AR$ assets and ii) 60 basis points increase in cost of funds in line with the increase in the average Buenos Aires Deposits of Large Amount (“Badlar”). These were partially offset by i) Higher loan portfolio mix which earned higher interest than the yield of the investment portfolio and ii) the 360-basis point increase in the yield of the investment portfolio.

The AR$ NIM on the Company’s Loan Portfolio, which accounts for 78% of the total average loan portfolio, decreased 100 bps to 24.3% in 1Q18 reflecting the increase in cost of funds while the average rates of AR$ loan remained unchanged. In 4Q17, cost of funds also reflected the utilization of follow-on proceeds rather than interest-bearing deposits to partially fund loan growth.

Investment portfolio NIM increased 310 bps to 18.4% reflecting the 7.3% increase in the FX. in the quarter.

YoY, NIM increased by 10 bps due to higher yield on the AR$ and U$S investment portfolio which offset the increase in the cost of funds in accordance with the increase of the average Badlar in the quarter and the decrease in interest earned on loans. Loans are typically repriced on a lagged basis.

The Table below provides further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio.

NIM	1Q18	4Q17	3Q17	2Q17	1Q17
Total NIM	19.6%	20.0%	19.6%	21.5%	19.5%
AR$ NIM	22.7%	22.9%	22.3%	25.6%	24.3%
U$S NIM	8.4%	7.1%	7.6%	2.2%	-6.8%
Loan Portfolio	19.8%	21.0%	20.8%	22.1%	21.5%
AR$ NIM	24.3%	25.3%	24.7%	27.5%	26.5%
U$S NIM	3.9%	3.5%	3.2%	-4.7%	-5.2%
Investment Portfolio	18.4%	15.3%	14.6%	19.1%	8.1%
AR$ NIM	13.5%	12.6%	12.2%	17.5%	14.2%
U$S NIM	35.9%	28.0%	24.9%	25.1%	-15.6%

As %	1Q18	4Q17	3Q17	2Q17	1Q17
Total Interest Earning Assets (IEA)	100.0%	100.0%	100.0%	100.0%	100.0%
AR$ (as % of IEA)	78.3%	81.4%	81.4%	82.4%	84.6%
U$S (as % of IEA)	21.7%	18.6%	18.6%	17.6%	15.4%
Loan Portfolio (as % of IEA)	85.4%	81.7%	80.9%	80.5%	82.8%
AR$ (as % of Loan Portfolio)	78.2%	80.6%	81.7%	83.3%	84.3%
U$S (as % of Loan Portfolio)	21.8%	19.4%	18.3%	16.7%	15.7%
Investment Portfolio (as % of IEA)	14.3%	17.8%	19.0%	19.0%	11.7%
AR$ (as % of Investment Portfolio)	78.5%	84.6%	80.4%	78.6%	79.6%
U$S (as % of Investment Portfolio)	21.5%	15.4%	19.6%	21.4%	20.4%

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Interest Rates	1Q18	4Q17	3Q17	2Q17	1Q17
Badlar Interest Rate (eop)	22.6%	23.3%	21.8%	20.1%	19.1%
Badlar Interest Rate (avg)	22.9%	22.5%	20.8%	19.6%	19.8%
TM20 (eop)	22.6%	23.7%	22.8%	20.9%	19.8%
TM20 (avg)	23.4%	23.4%	21.6%	20.3%	20.3%

Net Interest Income (NII) plus Net income from financial instruments at fair value through profit or loss increased (NIFFI) 53.4% YoY and 7.1% QoQ.

Net interest income increased 46.3% YoY. This was mainly driven by the following factors:

●	The 69.4% growth in average loan volumes, surpassing the 54.8% growth in system loan demand, and

●	The increase in average volumes of securities issued by the Central Bank held by Grupo Supervielle on a stand-alone basis due to the temporary investment of a portion of the funds received from the equity follow-on which is recorded in the interest income statement at amortized cost while the difference against the fair value is recorded in other comprehensive income. In previous quarters, the result of these proceeds was recorded in Net income from financial instruments at fair value through profit or loss.

This was partially offset by:

●	A 200-bps reduction in interest earned on loans, and

●	A 70 bps increase in cost of funds, although it was lower than the increase in the average Badlar rate (310-bps). This was due to the Company’s strong retail deposit franchise (low or non-interest-bearing deposits increased 61.5%), and the utilization of follow-on proceeds rather than additional interest-bearing deposits to partially fund loan growth.

Net Interest Income increased 10.0% QoQ. This was mainly due to the combination of the following factors:

●	the 12.8% average loan volume growth, slightly above the 12.4% growth in system loan demand,

●	the results from the holding of securities issued by the Central Bank due to the investments of the follow-on proceeds, and

●	a 7.2% increase in the average balance of interest bearing liabilities well below the increase in the average loans.

This was partially offset by the 60-bps increase in the cost of funds.

Net income from financial instruments at fair value through profit or loss, which reflect the result of the investment portfolio held for trading purposes, increased by 93.8% or AR$317.8 million YoY and decreased 3.7% or AR$25.5 million QoQ.

YoY performance was mainly explained by the increase in the average balance and in the average yield of Government and Corporate Securities in the quarter and lower expenses on forward agreements to balance the FX position.

QoQ performance was mainly due to higher expenses on forward agreements partially offset by the increase in the average yield of Government and Corporate Securities.

7

Interest Income

Interest Income						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Interest on/from:
- Cash and Due from banks	0.0	0.0	0.0	—	—	—	—
- Loans to the financial sector	34.8	21.5	17.2	23.6	27.8	62.0%	25.4%
- Overdrafts	413.3	379.3	270.7	257.5	255.4	9.0%	61.8%
- Promissory notes	635.0	575.0	442.2	321.6	301.6	10.4%	110.6%
- Mortgage loans	152.7	67.5	23.6	13.5	5.2	126.3%	2864.3%
- Automobile and other secured loans	19.6	13.4	8.4	5.6	3.6	45.9%	444.9%
- Personal loans	2,072.1	1,885.8	1,839.6	1,619.5	1,444.9	9.9%	43.4%
- Corporate unsecured loans	394.2	332.3	271.9	247.0	224.8	18.6%	75.3%
- Credit cards loans	576.8	562.7	484.7	484.2	474.4	2.5%	21.6%
- Foreign trade loans & US loans	151.7	117.7	96.5	78.1	68.8	28.9%	120.5%
- Leases	149.0	135.6	117.4	102.5	100.6	9.9%	48.1%
- Other receivables from financial transactions	—	6.2	4.8	0.4	1.9	—	—
- Other	17.4	13.3	4.0	19.3	136.1	31.2%	-87.2%
Total	4,616.8	4,110.3	3,581.1	3,172.7	3,045.0	12.3%	51.6%

Interest income rose by 51.6% YoY to AR$1.6 billion in 1Q18 and 12.3% QoQ.

The YoY increase in interest income mainly reflected the following increases:

●	59.4% in the average loan portfolio, excluding foreign trade and US$ loans, while the average interest rate decreased 50 basis points, and

●	128.4% in the average foreign trade and US$ loan portfolio, while the average interest rate decreased 20 basis points.

The YoY rise in the average loan portfolio excluding foreign trade and US$ loans, which represents 69% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

●	46.8%, or AR$ 5.6 billion, in personal loans,

●	83.8%, or AR$4.0 billion, in promissory notes,

●	87.8%, or AR$2.9 billion, in corporate unsecured loans,

●	AR$2.0 billion in Mortgages, from AR$90.7 million to AR$2.1 billion,

●	62.9%, or AR$1.8 billion, in overdrafts,

●	61.2%, or AR$ 988.1 million, in receivables from financial leases, and

●	17.0%, or AR$1.0 billion, in credit cards.

The 128.4%, or AR$6.8 billion, YoY rise in the average foreign trade and US dollar denominated loan portfolio, outperformed industry growth, reaching 103.1% of the total average loan portfolio.

The average interest rate on total loans, excluding foreign trade and US dollar denominated loans, decreased 50 basis points to 35.7% in 1Q18, from 36.2% in 1Q17, mainly driven by lower average interest rates in Overdraft, Corporate Unsecured Loans, Receivables from Financial Leases and Personal loans, while interest rates on promissory notes and credit cards, increased 370 bps and 100 bps respectively.

Higher foreign trade and US dollar denominated loans, promissory notes and receivables from financial leases reflect continued loan growth in the Company’s Corporate Segment since the May 2016 IPO. The increase in the personal loans portfolio was driven by growth in both, the Consumer Finance and in the Retail segments.

The 10.0% QoQ financial income performance was primarily the result of the following increases:

●	A 9.7%, or AR$4.4 billion, in the average balance of total loans excluding foreign trade & US dollar denominated loans while the average interest rate remained unchanged, and

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●	A 27.3%, or AR$2.6 billion, in the average foreign trade and US$ loan portfolio, while average interest rate remained unchanged.

The 9.7% expansion in the average balance of the loan portfolio excluding foreign trade & US dollar denominated loans is mainly explained by the following increases:

●	22.6% or AR$ 1.1 billion in corporate unsecured loans

●	87.7%, or AR$965.4 million in mortgage loans,

●	8.7% or AR$570.4 million in credit card loans,

●	4.1%, or AR$693.4 million, in personal loans, and

●	10.8%, or AR$456.9 million, in overdraft.

The 27.3% QoQ rise in the average foreign trade and US dollar denominated loan portfolio was above industry growth.

The average interest rate on the total loan portfolio excluding foreign trade & US dollar denominated loans remained unchanged at 35.7%% from 4Q17.

Interest Earning Assets	1Q18		4Q17		3Q17		2Q17		1Q17
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate

Investment Portfolio
Government and Corporate Securities	3,768.4	32.3%	4,912.7	22.3%	5,312.6	24.7%	3,199.3	37.8%	2,511.8	12.0%
Securities Issued by the Central Bank *	6,594.9	25.9%	7,101.8	26.2%	5,532.3	23.8%	6,210.1	24.0%	2,664.7	24.0%
Total Investment Portfolio	10,363.3	28.2%	12,014.5	24.6%	10,844.9	24.2%	9,409.3	28.7%	5,176.5	18.2%
Loans
Loans to the Financial Sector	491.1	28.4%	360.1	23.7%	266.2	25.9%	259.7	36.4%	471.1	23.6%
Overdrafts	4,678.8	35.3%	4,221.9	35.9%	3,098.8	34.9%	2,858.4	36.0%	2,871.6	35.6%
Promissory Notes	8,743.4	29.1%	8,606.4	26.7%	7,095.9	24.9%	5,187.5	24.8%	4,757.7	25.4%
Mortgage loans	2,066.5	29.6%	1,101.1	24.5%	417.4	22.7%	178.7	30.3%	90.7	22.7%
Automobile and Other Secured Loans	345.8	22.6%	264.7	20.3%	178.3	18.8%	118.0	18.8%	70.8	20.3%
Personal Loans	17,664.3	46.9%	16,971.0	46.5%	14,976.7	47.5%	13,516.2	48.3%	12,034.0	47.7%
Corporate Unsecured Loans	6,120.5	25.8%	4,993.0	26.6%	4,262.6	25.5%	3,652.1	27.0%	3,259.3	27.6%
Credit Card Loans	7,159.5	32.2%	6,589.1	34.2%	6,036.6	32.1%	6,132.1	31.6%	6,120.8	31.0%
Receivables from Financial Leases	2,603.0	22.9%	2,356.0	23.0%	2,080.2	22.6%	1,780.7	23.0%	1,614.9	24.9%
Total Loans excl. Foreign trade and U$S loans	49,873.0	35.7%	45,463.4	35.7%	38,412.6	35.5%	33,683.4	36.7%	31,290.8	36.2%
Foreign Trade Loans & U$S loans	12,171.0	5.0%	9,561.0	4.9%	7,739.4	5.0%	6,244.0	5.0%	5,328.6	5.2%
Total Loans	62,044.0	29.7%	55,024.3	30.4%	46,152.0	30.4%	39,927.4	31.7%	36,619.4	31.7%
Securities Issued by the Central Bank in Repo Transaction	246.8	28.2%	310.9	26.7%	64.1	25.0%	236.3	23.3%	2,416.0	23.5%
Total Interest-Earning Assets	72,654.1	29.4%	67,349.8	29.3%	57,061.0	29.2%	49,573.1	31.1%	44,211.9	29.6%

*In 1Q18 and 4Q17, AR$4.2 billion and AR$ 4.1 respectively corresponds to Securities Issued by the Central Bank held by Grupo Supervielle.

Interest Expenses

Interest expenses increased 60.8% YoY to AR$1.8 billion in 1Q18, reflecting a 41.4% increase in average interest-bearing liabilities and a 230 basis points increase in the average nominal rate. These were partially offset by a 61.5% increase in Low or Non-interest-bearing deposits. Cost of funds increased 70 bps YoY.

The 41.4%, or AR$10.7 billion, YoY rise in average interest-bearing liabilities to AR$36.5 billion in 1Q18 was mainly due to the following increases:

●	105.9%, or AR$7.2 billion, in the average balance of borrowings from other financial institutions and medium-term notes to AR$ 14.0 billion reflecting the medium-term notes issuances in the local capital markets by both the Bank and CCF,

●	60.5% or AR$ 2.3 billion, in the average balance of interest-bearing checking accounts which mainly grew since January 2017 when the Central Bank allowed banks to pay interest on the amounts deposited in these accounts (AR$ 2.2 billion in U.S. dollar special checking accounts and AR$3.9 billion in AR$ special checking accounts), and

●	13.5%, or AR$1.9 billion, average balance of time deposits reaching AR$ 15.8 billion.

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These were partially offset by a 47.6% decrease in the average balance of subordinated loans and negotiable obligations, due to the cancellation at maturity of a U$S denominated subordinated bond in November 2017.

The 61.5% increase in Low or Non-interest-bearing deposits to AR$29.3 billion from AR$18.1 billion was mainly due to:

●	68.5%, or AR$ 7.0 billion increases, in savings accounts to AR$17.3 billion, and

●	52.3%, or AR$ 4.1 billion increases, in non-bearing interest checking accounts to 11.9 billion

Interest Expenses						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Interest on:
- Checking and Savings Accounts	5.4	1.1	1.2	0.7	0.7	382.7%	654.6%
- Special Checking Accounts	199.6	306.5	184.0	92.0	55.2	-34.9%	261.6%
- Time Deposits	714.5	577.2	678.5	528.0	620.3	23.8%	15.2%
- Other Liabilities from Financial Transactions	810.5	589.9	540.5	488.9	344.0	37.4%	135.6%
- Financing from the Financial Sector	56.1	50.3	14.7	78.7	65.1	11.5%	-13.7%
- Subordinated Loans and Negotiable Obligations	12.5	23.3	37.4	34.2	33.3	-46.3%	-62.3%
Total	1,798.7	1,548.3	1,456.3	1,222.5	1,118.5	16.2%	60.8%

The average Cost of Funds in 1Q18 increased 70 basis points to 10.9% in 1Q18, from 10.2% in 1Q17, mainly reflecting:

●	The 500-bps increase in the average rate and a 29% increase in the average balance of AR$ interest bearing liabilities.

This was partially offset by

●	A higher proportion of U$S dollar interest-bearing deposits with lower interest rates than AR$ interest-bearing deposits, together with a reduction in the U$S average interest rate, and

●	A higher proportion of low or non-interest-bearing deposits.

Interest expenses increased 16.2% QoQ to AR$1.8 billion in 1Q18, reflecting 120 basis points increase in the average nominal rate and 7.2% increase in average interest-bearing liabilities. These were partially offset by a 9.2% increase in Low or Non-interest-bearing deposits. Cost of funds increased 60 bps QoQ.

The 7.2%, or AR$2.4 billion, YoY rise in average interest-bearing liabilities to AR$36.5 billion in 1Q18 was mainly due to the following increases:

●	29.3%, or AR$3.2 billion, in the average balance of borrowings from other financial institutions and medium-term notes to AR$ 14.0 billion reflecting the medium-term notes issuances in the local capital markets by the Bank, and

●	10.6%, or AR$1.5 billion, average balance of time deposits reaching AR$ 15.8 billion

These were partially offset by:

●	24.0% or AR$ 1.9 billion decreases, in the average balance of interest-bearing checking accounts, and

●	30.0% decrease in the average balance of subordinated loans and negotiable obligations, due to the cancellation at maturity of a U$S denominated subordinated bond in November 2017.

The 9.2% increase in Low or Non-interest-bearing deposits to AR$29.3 billion from AR$26.8 billion was mainly due to:

●	11.4%, or AR$ 1.8 billion increases, in savings accounts to AR$17.3 billion, and

●	6.1%, or AR$ 688.9 million increases, in non-bearing interest checking accounts to AR$11.9 billion

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Interest Bearing Liabilities & Low & Non-Interest Bearing Deposits	1Q18		4Q17		3Q17		2Q17		1Q17
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate

Time Deposits	15,752.7	18.1%	14,245.5	17.0%	14,223.3	15.7%	13,486.7	15.9%	13,875.4	17.8%
AR$ Time Deposits	13,858.4	20.5%	12,566.1	19.2%	12,739.9	17.5%	12,381.0	17.2%	12,842.7	19.2%
Fx Time Deposits	1,894.3	0.7%	1,679.4	0.8%	1,483.4	0.7%	1,105.7	0.5%	1,032.7	0.5%
Special Checking Accounts	6,067.9	13.2%	7,985.7	15.4%	5,261.0	14.0%	3,036.2	12.1%	3,780.5	5.8%
AR$ Special Checking Accounts	3,905.1	20.2%	5,602.2	21.7%	4,030.5	18.2%	3,036.2	12.1%	3,780.5	5.8%
Fx Special Checking Accounts	2,162.7	0.4%	2,383.5	0.6%	1,218.4	0.1%	—	0.0%	—	0.0%
Borrowings from Other Fin. Inst. & Medium Term Notes	13,953.3	24.5%	10,790.0	23.5%	9,696.0	24.6%	8,561.0	24.7%	6,776.5	24.4%
Subordinated Loans and Negotiable Obligations	717.4	7.0%	1,024.9	9.1%	1,512.4	9.9%	1,370.1	10.0%	1,368.8	9.7%
Total Interest-Bearing Liabilities	36,491.4	19.5%	34,046.0	18.4%	30,692.7	17.9%	26,454.0	18.0%	25,801.3	17.3%

Low & Non-Interest Bearing Deposits
Savings Accounts	17,332.1	0.1%	15,562.0	0.0%	13,977.7	0.0%	11,532.1	0.0%	10,286.2	0.0%
AR$ Savings Accounts	11,016.0	0.2%	10,463.3	0.0%	9,492.9	0.0%	8,235.3	0.0%	7,773.7	0.0%
Fx Savings Accounts	6,316.1	0.0%	5,098.7	0.0%	4,484.8	0.0%	3,296.8	0.0%	2,512.5	0.0%
Checking Accounts	11,933.9		11,245.0		10,184.2		9,757.5		7,834.3
AR$ Checking Accounts	7,700.8		7,574.5		6,874.7		6,397.1		6,012.3
Fx Checking Accounts	4,233.1		3,670.4		3,309.5		3,360.5		1,822.1
Total Low & Non-Interest Bearing Deposits	29,266.0		26,807.0		24,161.9		21,289.7		18,120.6

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	65,757.4	10.9%	60,853.0	10.3%	54,854.6	9.1%	47,743.7	10.0%	43,921.8	10.2%

Currency breakdown	1Q18	4Q17	3Q17	2Q17	1Q17
Total Interest-Bearing Liabilities
AR$	80.8%	81.4%	84.7%	88.9%	88.3%
U$S	19.2%	18.6%	15.3%	11.1%	11.7%
Low & Interest Bearing Deposits
AR$	64.0%	67.3%	67.7%	68.7%	76.1%
U$S	36.0%	32.7%	32.3%	31.3%	23.9%
Total Interest Bearing Deposits & Low & Non-Interest Bearing Deposits
AR$	73.3%	75.2%	77.2%	79.9%	83.3%
U$S	26.7%	24.8%	22.8%	20.1%	16.7%

The average Cost of Funds in 1Q18 increased 60 basis points to 10.9% in 1Q18, from 10.3% in 4Q17, mainly reflecting:

●	The 180-bps increase in the average rate and a 6.5% increase in the average balance of AR$ interest bearing liabilities.

This was partially offset by

●	A higher proportion of U$S dollar interest-bearing deposits with lower interest rates than AR$ interest-bearing deposits, together with a reduction in the U$S average interest rate, and

●	A higher proportion of low or non-interest-bearing deposits.

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 1Q18 totaled AR$891.0 million, increasing 20.4% YoY and and 5.3% QoQ.

The main contributors to services fee income in 1Q18 were deposit accounts and credit cards commissions, each representing 38% and 35% respectively of the total.

The 28.0% YoY rise in service fee income was driven mainly by the following increases:

●	44.4%, or AR$ 136.4 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

●	31.5%, or AR$44.8 million, in other commissions, and

●	17.8%, or AR$ 62.0 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing which more than offset the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 is 1.85% (compared to 2.0% in 2017), and the maximum debit card sales commissions for 2018 is 0.90% (compared to 1.0% in 2017).

*Excludes income from insurance activities

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Through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce, on an annual basis, credit card and debit card merchant discount rates (“MDR”). In this regard, the maximum MDR for 2018 is 1.85%, declining from 2.0% in 2017 and dropping to 1.65%, 1.50% and 1.30% in 2019, 2020 and 2021 and after, respectively. The maximum debit card sales commissions for 2018 is 0.90% declining from 1.0% in 2017 and declining to 0.80%, 0.70% and 0.60%, in 2019, 2020 and 2021 and after, respectively.

The 6.4% QoQ increase in service fee income is explained by the following decreases:

●	17.9%, or AR$ 67.4 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

●	25.0% or AR$37.4 million in Other commissions explained by the increase in fees from asset management and higher commissions and sales in Espacio Cordial.

This was partially offset by a 35.1% or AR$ 15.6 million decrease in loan related fees and 31.5% or AR$12.2 million decrease in leasing commissions.

Service fee expenses increased 62.0% YoY to AR$268.1 million in 1Q18, primarily due to 64.9% increase in Commissions paid reflecting higher business volumes.

On a QoQ basis, service fee expenses increased 10.3%, mainly as a consequence of higher commissions paid on credit cards reflecting seasonal promotions.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Income from:
Deposit Accounts	443.8	376.3	295.6	310.3	307.4	17.9%	44.4%
Loan Related	46.7	62.3	43.9	40.7	40.0	-25.1%	16.8%
Comissions for foreign trade transactions	43.9	55.5	46.2	32.2	39.6	-20.9%	10.9%
Credit cards commissions	410.8	406.7	434.1	366.5	348.8	1.0%	17.8%
Leasing commissions	26.6	38.8	35.4	25.3	27.2	-31.5%	-2.4%
Other	187.3	149.9	143.2	156.7	142.5	25.0%	31.5%
Total Fee Income	1,159.1	1,089.6	998.4	931.8	905.6	6.4%	28.0%

Expenses:
Commissions paid	-262.9	-235.0	-150.2	-62.0	-159.4	11.9%	64.9%
Exports and foreign currency transactions	-5.2	-8.1	-3.5	-1.4	-6.1	2.9	-14.2%
Total Fee Expenses	-268.1	-243.1	-153.7	-63.4	-165.5	10.3%	62.0%

Net Services Fee Income	891.0	846.5	844.8	868.4	740.1	5.3%	20.4%

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only contract new credit related insurances for mortgages loans.

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Income from insurance activities for 1Q18 amounted to AR$148.7 million, representing increases of 35.8% YoY while remaining stable QoQ.

In terms of gross written premiums, credit-related policies decreased 16.0% in the quarter. Other non-credit related policies, increased 1.5% QoQ.

Loan Loss Provisions

Loan loss provisions totaled AR$726.1 million in 1Q18, up 101.2% YoY and 19.8% QoQ.

The 101.2% YoY increase in loan loss provisions reflects the 61.6% growth of the loan portfolio, the deterioration in asset quality, particularly in the Consumer Finance Segment since 2Q16, and the increase in the coverage ratio from 85.2% in 1Q17 to 89.7% in 1Q18.

1Q18 presented consumer behavior seasonality largely similar to that observed in prior years, but at higher levels than last year. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016 and 2017, along with increases in public services tariffs in 2016, 2017 and 2018, impacted the disposable income of the population in the Consumer Finance Segment causing consumer sentiment to lag behind economic recovery as consumers remain more cautious about resilient inflation levels and higher utilities prices. In turn, consumers in this segment are repaying loans at a slower pace. In this context, and taking a more conservative stance, during the first quarter the Company took the decision to tighten credit scoring standards to slow origination in the consumer finance segment.

The NPL ratio increased 10 bps to 3.2% in 1Q18 from 1Q17 and 4Q17, while allowances as a percentage of non-performing loans increased to 89.7% in 1Q18 from 85.2% in 1Q17 and 88.0% in 4Q17.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1.	Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of March 2018, is calculated using in the denominator the portfolio outstanding as of September2017.

Efficiency, Personnel, Administrative & Other Expenses

The efficiency ratio improved 1,210 basis points to 59.0% in 1Q18, from 71.1% in 1Q17 reflecting higher revenues as the Company continues to leverage its infrastructure.

On a QoQ basis, the efficiency ratio improved 920 basis points from 68.2% in 4Q17. This was due to higher than average special termination agreements in 4Q17 of approximately $233 million in connection with early retirement for a group of eligible employees (IFRS restatement), which more than offset the 10% wage increase from collective agreements since January 2018 in addition to the fixed amount paid.

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Personnel Expenses & Administrative Expenses totaled AR$2.4 billion, rising 26.4% YoY mainly due to increases of 21.8% in personnel expenses and 34.7% in administrative expenses.

The 21.8% YoY increase in personnel expenses was mainly the result of:

●	A 5.3% additional rise in the average salary applied retroactively since January 2017, as catch up for 2017 inflation. This was as a consequence of the trigger clause in the last quarter of 2017,

●	A 10% rise in the average salary of the Bank’s personnel and a fixed amount paid to employees, resulting from the collective bargaining agreement between Argentine banks and the labor union reached in 2Q18, but applied retroactively since January 2018. This agreement called for an increase of 15% (10% applied since January 2018, and the remaining 5% applies since May 2018)

●	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months, and

●	A 7.1% increase in the employee base reaching 5,406 to support growth, particularly at the bank.

The 5.3% QoQ decrease in personnel expenses was due to the abovementioned higher than average special termination agreements in 4Q17.

The YoY rise in administrative expenses to AR$926.2 million was mainly driven by the following increases:

●	29.9%, or AR$92.4 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$401.2 million in 1Q18, and

●	41.3%, or AR$75.3 million, in other professional fees.

On a QoQ basis, administrative expenses decreased 7.3% or AR$ 72.6 million, mainly due to the following decreases:

●	32.8%, or AR$ 29.6 million, in advertising and publicity expenses,

●	6.8% or AR$ 13.6 million, in taxes mainly due to tax charge on the debit and credit account transfers on the investments of the equity offering proceeds registered in 4Q17 and

●	2.7%, or AR$ 11.1 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$401.2 million in 1Q18.

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Personnel & Administrative Expenses						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Personnel Expenses	1,520.3	1,605.8	1,261.8	1,240.0	1,247.7	-5.3%	21.8%
Administrative expenses	926.2	998.7	859.7	820.1	687.4	-7.3%	34.7%
Directors’ and Statutory Auditors’ Fees	20.7	33.6	9.1	30.0	8.1	-38.4%	155.5%
Other Professional Fees	257.6	262.9	235.2	207.6	182.3	-2.0%	41.3%
Advertising and Publicity	60.6	90.2	73.2	63.1	49.2	-32.8%	23.3%
Taxes	186.1	199.6	165.4	134.8	139.0	-6.8%	33.8%
Other	401.2	412.3	376.7	384.6	308.8	-2.7%	29.9%
Total Personnel & Administrative Expenses	2,446.5	2,604.5	2,121.4	2,060.1	1,935.2	-6.1%	26.4%
Total Employees	5,406	5,320	5,222	5,146	5,049	1.6%	7.1%
Branches & Sales Points	340	326	324	324	321	4.3%	5.9%
Efficiency Ratio	59.0%	68.2%	63.5%	65.7%	71.1%

Other Operating Income

During 1Q18, Other Operating Income increased by 18.4% YoY and decreased by 10.3% QoQ to AR$311.1 million.

Other Operating Expenses

During 1Q18, Other Operating Expenses increased by 29.0% YoY and decreased by 4.4% QoQ to AR$712.9 million.

Other Comprehensive Income, net of tax

During 1Q18, Other Comprehensive Income, net of tax increased to AR$22.2 million from AR$20.2 million in 1Q17 and AR$5.0 million in 4Q17. These increases were due to the recording of the difference between the amortized cost and the market value of those financial instruments held for investments as a result of the revaluation of the properties.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate is 30% for fiscal years 2018 and 2019 and will be 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Income from proceeds from equity offerings temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits still existing from previous years, which in turn are expected to lower the effective tax rate.

Income tax expense from continuing operations in 1Q18 was AR$282.7 million, above the AR$159.4 million in 1Q17 and the AR$ 176.0 million in 4Q17.

This YoY increase is mainly due to higher taxable income which was partially offset by the lower effective income tax rate.

The QoQ increase in income tax was mainly due to higher taxable income.

15

REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$66.5 billion, increasing 61.6% YoY and 9.5% QoQ.

Loan & Financial Leases Portfolio						% Change
	mar 18	dec 17	sep 17	jun 17	mar 17	QoQ	YoY

To the non-financial public sector	31.3	32.6	62.5	26.0	36.2	-4.1%	-13.6%
To the financial sector	579.5	419.4	370.7	407.0	423.4	38.2%	36.9%
To the non-financial private sector and foreign residents (before allowances):	63,155.7	57,743.3	50,477.3	42,205.6	38,976.8	9.4%	62.0%
Overdrafts	4,298.2	3,616.8	3,894.8	2,602.2	3,756.8	18.8%	14.4%
Promissory notes	16,293.0	15,494.6	13,984.1	10,948.8	8,832.6	5.2%	84.5%
Mortgage loans	2,401.3	1,549.8	668.7	243.9	122.6	54.9%	1858.9%
Automobile and other secured loans	391.2	313.7	205.9	142.8	102.9	24.7%	280.1%
Personal loans	18,109.0	16,812.8	15,507.2	13,646.0	12,771.5	7.7%	41.8%
Credit card loans	8,050.2	7,966.0	7,096.7	6,902.5	6,842.8	1.1%	17.6%
Foreing trade loans & U$S loans	12,467.9	11,215.8	8,424.5	7,038.5	5,883.3	11.2%	111.9%
Others	1,145.0	773.7	695.4	680.8	664.4	48.0%	72.4%
Less: allowance for loan losses	(1,915.1)	(1,662.1)	(1,410.7)	(1,159.3)	(1,071.1)	15.2%	78.8%
Total Loans	61,851.4	56,533.2	49,499.8	41,479.2	38,365.2	9.4%	61.2%
Receivables from financial leases	2,726.2	2,507.6	2,208.5	1,867.3	1,679.7	8.7%	62.3%
Accrued interest and adjustments	(13.1)	(10.0)	35.1	30.3	32.7	31.3%	-140.2%
Less: allowance	(28.4)	(25.4)	(23.8)	(20.4)	(18.7)	11.9%	52.0%
Total Loan & Financial Leases	64,536.0	59,005.5	51,719.7	43,356.5	40,058.9	9.4%	61.1%

Total Loan & Financial Leases (before allowances)	66,479.5	60,692.9	53,154.2	44,536.2	41,148.7	9.5%	61.6%

Loans to the non-financial private sector and financial leases on balance sheet, rose by 62.0% YoY and 9.4% QoQ.

The YoY performance was mainly driven by the following increases:

●	84.5%, or AR$7.5 billion, in promissory notes,

●	111.9%, or AR$6.6 billion, in foreign trade and US dollar denominated loans,

●	41.8%, or AR$5.3 billion, in personal loans,

●	AR$2.3 billion increase to AR$2.4 billion from AR$122.6 million in Mortgage, and

●	62.3%, or AR$1.0 million, in receivable from financial leases.

The main drivers behind the QoQ performance was:

●	7.7% or AR$1.3 billion, increase in personal loans,

●	11.2%, or AR$1.3 billion, increase in foreign trade and US dollar denominated loans,

●	54.9%, or AR$851.6 million, increase in mortgages,

●	5.2% or AR$798.4 million, increase in promissory notes, and

●	18.8% or AR$681.3 million, increase in overdrafts,

16

●	8.7%, or AR$218.5 million, increases in receivable from financial leases.

The charts below show the evolution of the loan book over the past five quarters broken down by segment. (NO

Asset Quality

Allowances as a percentage of non-performing loans increased to 89.7% as of March 2018, from 85.2% as of March 2017 and from 88.0% as of December 2017.

Cost of Risk was 4.7% in 1Q18, compared to 3.9% in 1Q17 and 4.4% in 4Q17.

The YoY increase in cost of risk is mainly explained by the 61.6% loan growth, the deterioration in asset quality in the Consumer Finance Segment, and the increase in the coverage ratio from 85.2% in 1Q17 to 89.7% in 1Q18.

The 30 basis points QoQ increase in cost of risk to 4.7%, reflects higher risk in consumer finance, which represents 12% of our loan book, and a 170 basis points increase in the coverage ratio to 89.7%.

Net cost of risk, equivalent to loan loss provisions net of charged-off loans recovered and allowances reversed, was 4.7% in 1Q18, compared to 3.8% in 1Q17 and 4.1% in 4Q17.

The total NPL ratio increased 10bps at 3.2% in 1Q18, from March 2017 and December 2017.

The total NPL ratio increased 10-bps YoY as a combination of i) the 540-bps increase in NPL ratio in Consumer Finance segment, and ii) the 10-bps increase in NPL ratio in the Corporate Banking Segment; while NPL ratio in the Retail Segment improved 70-bps.

The total NPL ratio increased 10-bps QoQ due to the 10-bp increase in NPL ratio in the Corporate Banking Segment and 100 bp increase in the Consumer Finance Segment, while NPL ratio in the Retail Segment remained unchanged.

Retail loans NPLs improved to 2.8% in 1Q18, from 3.5% in 1Q17, while remained unchanged from 4Q17. This YoY performance was mainly driven by a decrease in the Personal Loans NPL ratio to 2.9% in March 2018, from 3.5% in March 2017, along with a 10 basis points decrease in the Credit Cards NPL ratio to 3.5% in March 2018. The QoQ performance was mainly explained by Personal Loans NPL remaining unchanged at 2.9% in March 2018, while Credit Cards NPL ratio slightly increased from 3.4% to 3.5%.

The Consumer Finance Segment NPL ratio increased to 15.7% in 1Q18, from 10.3% in 1Q17. This was due to the 730-bps increase in the Personal Loans NPL to 19.9% in 1Q18, from 12.6% in 1Q17, and 300-bps increase in Credit Cards NPL ratio to 9.8% in 1Q18 from 6.8% in 1Q17.

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QoQ, the Consumer Finance Segment NPL ratio increased by 100 bps to 15.7%. This was as combination of 120-bps increase in Personal Loans NPL and 70-bps increase in Credit Card loans NPLs.

1Q18 presented consumer behavior seasonality largely similar to that observed in prior years. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years.

Asset Quality						% Change
(In millions of Argentine Ps.)	mar 18	dec 17	sep 17	jun 17	mar 17	QoQ	YoY

Commercial Portfolio	33,653.7	29,996.3	26,859.1	21,456.4	19,601.3	12%	72%
Non-Performing	88.3	56.8	54.8	39.3	35.2	56%	151%
Consumer Portfolio[1]	35,252.6	32,118.8	27,696.3	24,200.8	22,415.9	10%	57%
Non-Performing	2,094.9	1,873.9	1,640.7	1,343.1	1,252.1	12%	67%
Total Portfolio	68,906.3	62,115.1	54,555.4	45,657.2	42,017.3	11%	64%
Non-Performing[2]	2,183.2	1,930.6	1,695.5	1,382.4	1,287.3	13%	70%
Total Non-Performing / Total Portfolio	3.2%	3.1%	3.1%	3.0%	3.1%
Total Allowances	1,957.3	1,697.8	1,443.3	1,186.9	1,096.3	15%	79%
Coverage Ratio	89.7%	87.9%	85.1%	85.9%	85.2%

1- includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

NPL Ratio by Product & Segment	mar-18	dec-17	sep-17	jun-17	mar 17

Corporate Segment	0.3%	0.2%	0.2%	0.2%	0.2%
Retail Segment	2.8%	2.8%	2.9%	3.2%	3.5%
Personal Loans	2.9%	2.9%	2.6%	3.1%	3.5%
Credit card loans	3.5%	3.4%	4.0%	3.7%	3.6%
Consumer Finance Segment	15.7%	14.7%	13.8%	11.4%	10.3%
Personal Loans	19.9%	18.7%	16.3%	13.3%	12.6%
Credit card loans	9.8%	9.1%	10.1%	8.9%	6.8%

Total	3.2%	3.1%	3.1%	3.0%	3.1%

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Analysis of the Allowance for Loan Losses
	mar 18	dec 17	sep 17	jun 17	mar 17
(In millions of Argentine Ps.)
Balance at the beginning of the year	1,698.2	990.7	990.7	990.7	990.7
Provisions charged to income	725.0	1,928.8	1,322.5	803.6	360.8
Write-offs and reversals	-465.9	-1,244.8	-869.2	-607.4	-255.2
Other adjustments	—	23.6	—	—	—
Balance at the end of year	1,957.3	1,698.2	1,444.0	1,186.9	1,096.3
Provisions charged to income
Promissory notes	18.8	63.5	41.0	16.5	10.2
Unsecured corporate loans	11.0	37.3	24.1	9.7	13.6
Overdrafts	13.0	40.8	29.7	9.6	17.0
Mortgage loans	9.6	14.3	5.2	1.2	-
Automobile and other secured loans	1.0	3.5	2.1	1.2	1.0
Personal loans	443.0	1,199.8	826.3	513.1	231.8
Credit cards loans	137.2	403.3	268.8	170.3	72.4
Foreign Trade Loans	25.2	59.9	30.6	16.3	2.8
Other financings	49.6	46.4	40.8	23.7	5.5
Other receivables from financial transactions	13.6	42.7	38.4	33.1	1.6
Receivables from financial leases	2.8	17.3	15.4	8.9	4.9
Total	725.0	1,928.8	1,322.5	803.6	360.8
Write-offs and reversals
Promissory notes	-5.0	-22.2	-12.3	-6.7	-10.0
Unsecured corporate loans	-2.9	-13.0	-7.2	-3.9	-9.8
Overdrafts	-9.2	-23.7	-14.7	-9.7	-8.2
Mortgage loans	—	—	—	—	—
Automobile and other secured loans	—	-1.1	-1.2	-0.6	-0.7
Personal loans	-311.6	-809.8	-554.3	-394.1	-153.3
Credit cards loans	-114.7	-311.1	-224.7	-149.5	-63.7
Foreign Trade Loans	—	—	—	—	—
Other financings	-7.4	-19.2	-15.1	-8.8	-4.6
Other receivables from financial transactions	-14.6	-38.9	-33.3	-28.3	-1.8
Receivables from financial leases	-0.6	-5.9	-6.4	-5.8	-3.1
Total	-465.9	-1,244.8	-869.2	-607.4	-255.2

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 52.9% YoY and 4.7% QoQ. This reflects the US$ 342 million capital raised in the follow-on equity offering in September 2017.

Foreign currency denominated deposits increased 33.5% YoY and accounted for 26.4% of total deposits in 1Q18 compared to 21.6% in 1Q17. This YoY increase is ahead of industry growth of 11.3%, where FX deposits from the private sector in the system accounted for 26.1% of total deposits compared to 23.5% of total deposits in the same period of the previous year.

On a QoQ basis, US dollar denominated deposits decreased 2.9% accounting for 26.4% of total deposits up from 25.0% in 4Q17. Industry US dollar denominated deposits decreased 1.6% and represented 26.1% of total deposits from the private sector, up from 25.5% in 4Q17.

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Funding						% Change
(In millions of Argentine Ps.)	mar 18	dec 17	sep 17	jun 17	mar 17	QoQ	YoY

Deposits
Non-Financial Public Sector	6,187.1	6,171.7	6,973.4	6,369.4	3,862.6	0.3%	60.2%
Financial Sector	7.8	15.7	4.4	7.9	9.1	-50.6%	-14.2%
Non-Financial Private Sector and Foreign Residents	49,345.3	50,221.3	40,192.9	36,439.6	34,945.4	-1.7%	41.2%
Checking Accounts	5,435.6	5,679.8	4,938.7	4,581.0	4,176.0	-4.3%	30.2%
Savings Accounts	18,731.8	18,650.1	15,428.5	14,816.5	11,552.6	0.4%	62.1%
Special Checking Accounts	8,449.7	10,928.9	6,414.4	3,837.8	3,616.9	-22.7%	133.6%
Time Deposits	14,776.4	13,014.9	11,628.2	11,067.7	11,651.5	13.5%	26.8%
Others	1,951.8	1,947.6	1,783.1	2,136.6	3,948.3	0.2%	-50.6%
Total Deposits	55,540.2	56,408.7	47,170.8	42,817.0	38,817.0	-1.5%	43.1%
Other Source of Funding
Liabilities at a fair value through profit or loss	—	—	1.2	—	—	—	—
Derivatives	—	—	—	5.1	—	—	—
Repo Transactions	1,632.3	—	1,266.0	1,476.1	1,020.2		60.0%
Other financial liabilities	5,453.9	3,899.9	4,444.7	4,394.4	2,870.6	39.8%	90.0%
Financing received from Central Bank and others	3,664.4	3,524.3	1,522.3	1,364.2	1,360.8	4.0%	169.3%
Medium Term Notes	11,019.7	8,589.0	7,369.5	6,935.7	6,802.7	28.3%	62.0%
Current Income tax liabilities	390.0	692.1	843.4	754.6	834.1	-43.7%	-53.3%
Subordinated Loan and Negotiable Obligations	732.7	685.9	1,533.2	1,446.8	1,358.5	6.8%	-46.1%
Provisions	85.8	80.2	74.6	67.8	67.2	7.0%	27.7%
Deferred tax liabilities	—	—	—	—	—
Other non-financial liabilities	2,791.5	3,802.3	3,092.5	2,756.1	2,677.0	-26.6%	4.3%
Total Other Source of Funding	25,770.2	21,273.6	20,147.4	19,200.8	16,991.1	21.1%	51.7%
Shareholders’ Equity	15,259.2	14,520.2	14,239.8	7,666.6	7,344.9	5.1%	107.8%
Total Funding	96,569.6	92,202.4	81,557.9	69,684.3	63,152.9	4.7%	52.9%

Deposits

Total deposits amounted to AR$55.5 billion in 1Q18, increasing 43.1% YoY and decreasing by 1.5% QoQ and representing 57.5% of Supervielle’s total funding sources compared to 63.7% in 1Q17 and 60.0% in 4Q17. The lower share of deposits in funding sources in 1Q18 compared to 1Q17 reflects the issuance of Medium Term Notes in 1Q18 to diversify sources of funding, and the US$ 342 million capital raised in the follow-on equity offering in September 2017. The QoQ performance reflects the issuance of Medium Term Notes in 1Q18 and other source of funding to fund the loan portfolio instead of high interest-bearing deposits, such as Special Checking Accounts.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 56% of the Company’s total deposits base (33.7% of savings accounts, 18.9% of checking accounts and 3.5% other accounts) as of March 31, 2018. Demand deposits represented 55.3% of total deposits (33.1% of savings accounts, 18.7% of checking accounts and 3.5% other accounts) as of December 31, 2017 and 54% as of March 31, 2017.

20

Driven by the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits continued to represent a high share of total deposits. As of March 31, 2018, retail branch deposits and Senior Citizen dedicated branch deposits represented 53.9% of total deposits, compared with 55.3% as of March 31, 2017 and 53.8% as of December 31, 2017.

As of March 31, 2018, the share of wholesale/institutional deposits over total deposits decreased to 26.9% from 28.4% as of December 31, 2017.

In 1Q18, private sector deposits grew 41.2% YoY and decreased 1.7% QoQ.

The YoY performance in private sector deposits was due to the following increases:

●	62.1%, or AR$7.2 billion, in savings accounts,

●	133.6%, or AR$4.8 billion, in special checking accounts which mainly grew since January 2017 when the Central Bank allowed Banks to pay interest on the amounts deposited in these accounts,

●	26.8% or AR$ 3.1 billion, in time deposits, and

●	30.2%, or AR$1.3 billion, in checking accounts.

The QoQ performance was explained by the following:

●	22.7%, or AR$2.5 billion decreases, in special checking accounts, and

●	4.3%, or AR$244.2 million decreases, in checking accounts.

This was partially offset by 13.5%, or AR$1.8 billion increase in time deposits, while savings accounts remained stable increasing 0.4%.

As of March 31, 2018, savings accounts denominated in AR$, which represent 65% of total savings accounts (excluding special checking accounts), rose 49.7% YoY and decreased 3.6% QoQ. The remaining 35% was represented by US dollar denominated savings accounts which rose 91.5% YoY and 8.9% QoQ (expressed in US$ dollars).

Other Sources of Funding and Shareholder’s Equity

As of March 31, 2018, other sources of funding and shareholder’s equity amounted to AR$41.0 billion increasing 68.6% YoY and 14.6% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

●	107.8%, or AR$7.9 billion, in shareholder’s equity due to the capital raised in the in the September 2017 equity follow-on,

●	62.0%, or AR$4.2 billion, in medium term notes following the notes issued in the local capital markets by both, the Bank and CCF, and

●	90.0%, or AR$2.6 billion, in other financial liabilities.

These increases were partially offset by:

●	A 63.7% or AR$866.4 million decline in Financing received from Central Bank and others, and

●	A 46.1%, or AR$625.8 million, decline in subordinated loans and negotiable obligations due to the cancellation in November 2017 of a U.S. dollar subordinated bond issued by the bank in 2010.

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The QoQ performance in other sources of funding was explained by the following increases:

●	28.3%, or AR$2.4 Billion, in medium term notes reflecting the Bank’s issuance in the local capital markets of a medium-term bond in the first quarter of 2018, and

●	AR$1,632.3 million funding from repo transactions.

These increases were partially offset by 70.7%, or AR$1.2 billion decreases, in Financing received from Central Bank and others.

Foreign Currency Exposure

Assets denominated in foreign currency as of March 31, 2018, represented 21.9% of total assets compared to 18.9% as of March 31, 2017 and 22.9% as of December 31, 2017.

Loans denominated in foreign currency as of March 31, 2018, represented 21.3% of total loans portfolio, compared to 16.2% as of March 31, 2017 and 20.3% as of December 31, 2017.

Liabilities denominated in foreign currency as of March 31, 2018, represented 22.5% of total liabilities compared to 19.9% as of March 31, 2017 and 23.3% as of December 31, 2017. Total deposits denominated in foreign currency as of March 31, 2018 represented 26.4% of total deposits compared to 21.6% as of March 31, 2017 and 25.0% as of December 31, 2017.

Liquidity & Capitalization

As of March 31, 2018, the total loans to deposits ratio was 119.7% compared to 106.0% in March 31, 2017 and 107.6% in December 31, 2017.

The loans to deposits ratio as of March 31, 2018 increased 1,210 basis points QoQ to 119.7%, reflecting issuance of Medium Term Notes in 1Q18, replacing institutional deposits and extending tenor of liabilities.

As of March 31, 2018, liquidity coverage ratio (LCR) was 116.9% compared to 125.9% as of March 31, 2017 and 113.9% at December 31, 2017.

Net Stable funding ratio (“NSFR”) as of March 31, 2018 was 140.1%.

As of March 31, 2018, equity to total assets was 15.7%, compared to 11.3% at March 31, 2017 and 15.6% at December 31, 2017. The YoY improvement was mainly driven by the capital injection from the follow-on equity offering in September 2017, while the QoQ decrease reflects QoQ loan growth.

Consolidated Capital						% Change
(In millions of Argentine Ps.)	mar 18	dec 17	sep 17	jun 17	mar 17	QoQ	YoY

Attributable Shareholders’ Equity	15,114.2	14,369.6	14,032.8	7,490.6	7,126.4	5.2%	112.1%
Average Shareholders’ Equity	14,490.1	14,188.7	10,824.9	7,419.5	6,946.3	2.1%	108.6%
Shareholders’ Equity as a % of Total Assets	15.7%	15.6%	17.2%	10.7%	11.3%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	16.0%	16.6%	14.8%	11.5%	11.4%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	15.5%	15.4%	17.1%	10.6%	11.1%

Capital injections made by the Company in its subsidiaries during 2018 were as follows:

●	in February 2018, CCF received total net capital injections of AR$380 million, and
●	in March 2018, Tarjeta Automática received net capital injections of AR$ 300 million.

In 1Q18, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$7.0 billion, exceeding total capital requirements by AR$2.9 billion.

22

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital	mar 18	dec 17	sep 17	jun 17	mar 17
(In millions of Argentine Ps.)
Allocated to Assets at Risk	2,879.7	4,710.4	4,186.4	3,757.5	3,432.1
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	2,538.8	191.5	178.5	189.4	190.0
Market Risk	433.7	121.2	82.0	61.4	72.7
Public Sector and Securities in Investment Account	3.3	131.1	129.7	722.5	85.3
Operational Risk	1,110.0	1,016.5	939.3	854.7	777.1
Required Minimum Capital Under Central Bank Regulations	6,965.6	6,170.7	5,515.9	5,585.6	4,557.2
Basic Net Worth	8,867.7	9,903.1	6,895.8	6,468.9	6,129.1
Complementary Net Worth	992.5	913.3	865.6	830.9	777.5
Deductions	—	-386.2	-335.8	-344.8	-340.8
Total Capital Under Central Bank Regulations	9,860.2	10,430.2	7,425.6	6,955.0	6,565.8
Excess Capital	2,894.6	4,259.5	1,909.8	1,369.4	2,008.6
Credit Risk Weighted Assets	65,677.7	60,939.3	54,413.8	47,698.4	42,908.8
Risk Weighted Assets	85,096.2	75,301.4	67,252.1	59,240.1	53,532.5

As of March 31, 2018, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.4%, compared to 10.8% at March 31, 2017 and 12.6% at December 31, 2017. Including the AR$4.3 billion funds retained at the holding company after the follow-on equity offering, which are available for growth, the consolidated pro-forma TIER1 Capital ratio as of March 31, 2018 stood at 15.8%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of March 31, 2018, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.6% compared to 12.3% in the same period of 2017 and 13.9% at December 31, 2017. Including the AR$ 4.3 billion funds retained at the holding company after the follow-on equity offering, which are available for growth, the consolidated pro-forma total capital ratio as of March 31, 2018 stood at 17.0%.

Total Capital	mar 18	dec 17	sep 17	jun 17	mar 17
(In millions of Argentine Ps.)
Tier 1 Capital
Paid in share capital common stock	744.4	744.4	642.9	642.9	638.3
Irrevocable capital contributions	—	—	—	—	95.0
Share premiums	4,647.8	4,647.8	2,149.3	2,149.3	2,058.9
Disclosed reserves and retained earnings	3,834.6	3,173.8	3,173.8	3,173.8	3,173.8
Non-controlling interests	93.8	78.6	47.2	41.4	40.1
100% of results	—	1,088.4	676.9	246.0	—
50% of positive results	167.7	170.2	205.7	215.4	123.0
Sub-Total: Gross Tier I Capital	9,488.3	9,903.1	6,895.8	6,468.9	6,129.1
Deduct:
All Intangibles	175.9	312.6	262.5	270.6	278.5
Pending items	40.9	40.8	36.1	38.5	32.9
Other deductions	403.8	32.8	37.1	35.7	29.4
Total Deductions	620.6	386.2	335.8	344.8	340.8
Sub-Total: Tier I Capital	8,867.7	9,516.9	6,560.0	6,124.1	5,788.3
Tier 2 Capital
General provisions/general loan-loss reserves 50%	644.0	588.1	518.4	422.6	400.1
Subordinated term debt	348.6	325.2	347.3	408.3	377.4
Sub-Total: Tier 2 Capital	992.5	913.3	865.6	830.9	777.5
Total Capital	9,860.2	10,430.2	7,425.6	6,955.0	6,565.8
Credit Risk weighted assets	65,677.7	60,939.3	54,413.8	47,698.4	42,908.8
Risk weighted assets	85,096.2	75,301.4	67,252.1	59,240.1	53,532.5
Tier 1 Capital / Risk weighted assets[1]	10.4%	12.6%	9.8%	10.3%	10.8%
Regulatory Capital / Risk weighted assets[1]	11.6%	13.9%	11.0%	11.7%	12.3%

 1. Tier1 Capital / Risk weighted assets does not include $4.3 billion tier1 capital retained at the holding company level, that is available for growth. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $4.3 billion at the holding company) stood at 15.8% as of March 31, 2018. The capital ratios were not restated for the 2017 quarters.

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RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 1Q18, the Retail Segment represented 55.1% of net operating revenues, compared to 57.9% in 1Q17 and 56.6% in 4Q17.

The Corporate Segment represented 16.8% of net operating revenues in 1Q18 compared to 13.6% in 1Q17 and 12.0% in 4Q17, while the Consumer Finance Segment represented 18.1% of net operating revenues in 1Q18 compared to 16.8% in 1Q17 and 18.5% in 4Q17.

Net Operating Revenue, before Loan Loss Provisions						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Retail Banking	2,574.3	2,462.3	2,129.2	2,054.0	1,943.2	4.5%	32.5%
Corporate Banking	785.7	521.2	440.3	384.9	455.2	50.7%	72.6%
Treasury	133.9	245.1	352.6	387.8	162.0	-45.4%	-17.4%
Consumer Finance	843.3	803.1	788.1	690.3	564.2	5.0%	49.5%
Insurance	142.3	138.1	111.8	112.3	109.7	3.1%	29.7%
Asset Management & Other Services	192.3	181.1	163.5	145.1	122.0	6.2%	57.6%
Total Allocated to Segments	4,671.7	4,350.8	3,985.5	3,774.3	3,356.4	7.4%	39.2%
Adjustments	302.7	374.9	112.7	90.1	17.1	-19.3%	1667.5%
Total Consolidated	4,974.4	4,725.7	4,098.2	3,864.4	3,373.5	5.3%	47.5%

Adjustments decreased by 19.3% QoQ due to the decrease in the results obtained from investing the proceeds from the equity follow on.

Attributable Comprehensive Income Mix

In 1Q18, the Corporate Segment represented 46.5% of attributable comprehensive income, compared to 20.3% in 1Q17 and 4.5% in 4Q17. The Retail Segment represented 28.8% of attributable comprehensive income in 1Q18 compared to 18.9% in 1Q17 and 35.5% in 4Q17. The Consumer Finance Segment represented 0.6% of attributable comprehensive income in 1Q18 compared to 11.8% in 1Q17 while in 4Q17 registered a loss.

Attributable Comprehensive Income						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Retail Banking	151.0	61.4	49.0	79.6	46.1	145.9%	227.4%
Corporate Banking	243.2	7.8	52.7	90.6	49.5	—	391.2%
Treasury	-4.2	-20.2	168.8	192.9	31.8	-79.1%	-113.2%
Consumer Financing	3.3	-2.8	81.4	15.8	28.8	-217.9%	-88.4%
Insurance	55.3	60.2	47.4	75.2	48.0	-8.1%	15.2%
Asset Management & Other Services	75.0	66.4	65.5	53.1	39.8	13.0%	88.5%
Total Allocated to Segments	523.6	172.7	464.8	507.3	244.0	203.1%	114.6%
Adjustments	236.4	307.4	103.0	32.8	72.8	-23.1%	—
Total Consolidated	760.0	480.1	567.8	540.1	316.8	58.3%	139.9%

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Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, mortgages, deposit accounts, purchase and sale of foreign exchange and precious metals, among others.

Retail Segment – Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Income Statement
Net Interest Income	1,821.2	1,725.0	1,481.7	1,366.6	1,313.9	5.6%	38.6%
Net Service Fee Income	522.8	512.2	440.5	441.0	464.4	2.1%	12.6%
Net Operating Revenue, before Loan Loss Provisions	2,574.3	2,462.3	2,129.2	2,054.0	1,943.2	4.5%	32.5%
Loan Loss Provisions	-246.6	-207.0	-220.0	-190.5	-170.9	19.1%	44.3%
Attributable Comprehensive Income	151.0	61.4	49.0	79.6	46.1	145.9%	227.4%
Balance Sheet
Loans	23,484.2	20,942.8	19,316.3	16,970.0	15,658.0	12.1%	50.0%
Receivables from Financial Leases	461.0	439.2	368.8	332.5	278.4	5.0%	65.6%
Total Loan Portfolio	23,945.2	21,382.0	19,685.1	17,302.6	15,936.4	12.0%	50.3%
Deposits	36,278.8	35,239.9	31,340.9	29,635.8	26,239.9	2.9%	38.3%

Attributable Comprehensive Income at the Retail Banking Segment rose 227.4% YoY reaching AR$151.0 million. This resulted mainly from a higher net operating revenue before loan loss provisions (up 32.5%, or AR$ 631.1 million), supported by slower growth pace in expenses than in revenues. These increases were partially offset by 44.3%, or AR$75.7 million, in loan loss provisions.

Attributable Comprehensive Income increased 145.9% QoQ explained by a 3.9% or AR$66.9 million decrease in personnel and administrative expenses and 4.5% or AR$ 112.0 million in Net Operating revenue before Loan Loss Provisions. This was partially offset by a 19.1%, or AR$ 39.6 million, in loan loss provisions and higher income tax. 4Q17 personnel recorded higher than average special termination agreements of approximately $233 million in connection with early retirement for a group of eligible employees

In 1Q18, net operating revenue before loan loss provisions was AR$2.6 billion, increasing 32.5% from 1Q17 and 4.5% QoQ.

The YoY increase is mainly explained by: i) 38.6% growth in net interest income reflecting increases in personal, mortgage loan and credit cards volumes ii) a 85.9% or AR$41.7 million increase in Exchange rate differences on gold and foreign currency due to Fx operations with retail customers and ii) a 12.6% increase in net service fee income due to higher fees on financial intermediation activities reflecting higher business volumes. Certain fees have been restated in other operating income as they are not considered income from intermediation activities.

The 4.5% QoQ increase in net operating revenue before loan loss provisions resulted from i) 5.6% growth in net interest income reflecting increases in personal, mortgage loan and credit cards volumes ii) a 127.1% or AR$50.5 million increase in Exchange rate differences on gold and foreign currency and ii) a 2.1% increase in net service fee income due to higher fees on financial intermediation activities reflecting higher business volumes.

Loan loss provisions amounted to AR$246.6 million in 1Q18, up 44.3% from 1Q17 and 19.1% from 4Q17. The YoY rise is primarily due to the growth in the loan portfolio, the increase in the non-performing loans and the increase in the coverage ratio.

Retail banking loans (including receivable from financial leases) reached AR$23.9 billion at March 31, 2018 increasing 50.3% YoY and 12.0% QoQ. These increases were as a consequence of higher volumes of personal loans and mortgage loans.

Retail banking deposits rose 38.3% on annual basis and 2.9% versus 4Q17.

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Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Corporate Segment – Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Income Statement
Net Interest Income	583.1	302.6	315.7	254.2	310.1	92.7%	88.0%
Net Service Fee Income	89.1	157.2	104.9	85.5	96.8	-43.3%	-8.0%
Net Operating Revenue, before Loan Loss Provisions	785.7	521.2	440.3	384.9	455.2	50.7%	72.6%
Loan Loss Provisions	-72.8	-62.4	-61.7	-24.1	-9.8	16.7%	640.7%
Attributable Comprehensive Income	243.2	7.8	52.7	90.6	49.5	3009.3%	391.2%
Balance Sheet
Loans	30,176.5	27,811.8	23,458.2	18,918.3	17,236.9	8.5%	75.1%
Receivables from Financial Leases	2,214.6	2,070.3	1,840.8	1,539.4	1,415.3	7.0%	56.5%
Total Loan Portfolio	32,391.1	29,882.1	25,299.0	20,457.7	18,652.1	8.4%	73.7%
Deposits	4,414.4	4,615.2	3,459.5	2,952.2	2,858.2	-4.4%	54.4%

Attributable Comprehensive Income at the Corporate Banking Segment increased from AR$49.5 million in 1Q17 and AR$7.8 million in 4Q17 to AR$243.2 million in 1Q18. This resulted mainly from a higher net operating revenue before loan loss provisions (up 72.6%, or AR$ 330.5 million), supported by slower growth in expenses than in revenues. These increases were partially offset by AR$62.9 million increase, in loan loss provisions to AR$72.8 million.

In 1Q18, net operating revenue before loan loss provisions was AR$785.7 million, up 72.6% from 1Q17 and 50.7% QoQ.

The YoY increase is mainly explained by: i) 88.0% growth in net interest income reflecting the increase in the corporate loan portfolio and ii) 160.9% or AR$ 67.3 million in other operating income.

The 50.7% QoQ increase in net operating revenue before loan loss provisions resulted from i) a 92.7%, or AR$280.4 million increase in net interest income reflecting higher volumes on corporate loans and ii) 58.3% or AR$ 40.2 million in other operating income.

Loan loss provisions was AR$72.8 million in 1Q18 compared to AR$9.8 million in 1Q17 and AR$ 62.4 million in 4Q17. Non-performing loan ratio reflected a 10 bps increase from 1Q17 and 4Q17.

The corporate loan portfolio rose 73.7% YoY and 8.4% QoQ to AR$32.4 billion as Supervielle leveraged its higher capital base to increase the average loan size per client.

Total deposits amounted to AR$4.4 billion, increasing 54.4% YoY, and decreasing 4.4% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

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Treasury Segment – Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Income Statement
Net Interest Income	-259.0	-171.2	-278.1	-207.7	-149.3	51.3%	73.4%
Net income from financial instruments at fair value through profit or loss	340.3	310.9	552.1	543.1	360.2	9.5%	-5.5%
Net Operating Revenue, before Loan Loss Provisions	133.9	245.1	352.6	387.8	162.0	-45.4%	-17.4%
Attributable Comprehensive Income	-4.2	-20.2	168.8	192.9	31.8	-79.1%	-113.2%

During 1Q18, the Treasury Segment reported an Attributable comprehensive loss of AR$4.2 million, compared with net gains of AR$31.8 million in 1Q17 and a net loss of AR$20.2 million in 4Q17.

The 113.2% YoY decline in Comprehensive Income reflects: i) 17.4% decrease in net operating revenues and higher personnel and administrative expenses.

The 79.1% QoQ decrease was due to declines of 45.4% in net operating revenue partially offset by a decrease in personnel and administrative expenses.

YoY decline in net operating revenue was due to a decrease in net interest income mainly explained by a higher interest expenses due to the payments of the services of the Medium Term Notes issued by the Bank and CCF partially offset by the positive result on the trading investments.

On a quarterly basis, the 45.4% decrease in net revenue to AR$ 133.9 million is also explained by higher interest expenses, partially offset by the positive result on the trading investments.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Autmática branch network.

Consumer Finance Segment – Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Income Statement
Net Interest Income	662.6	728.2	593.9	520.4	446.1	-9.0%	48.5%
Net Service Fee Income	94.0	85.2	80.4	71.3	64.5	10.4%	45.8%
Net Operating Revenue, before Loan Loss Provisions	843.3	803.1	788.1	690.3	564.2	5.0%	49.5%
Loan Loss Provisions	-401.6	-363.2	-232.1	-229.9	-175.5	10.6%	128.8%
Attributable Comprehensive Income	3.3	-2.8	81.4	15.8	28.8	—	-88.4%
Balance Sheet
Loan Portfolio	7,735.5	7,523.1	6,519.7	6,004.5	5,565.4	2.8%	39.0%

Attributable Comprehensive Income at the Consumer Finance Segment decreased 88.4% YoY reaching AR$3.3 million. This resulted mainly from a higher net operating revenue before loan loss provisions (up 49.5%, or AR$ 279.5 million), partially offset by 128.8%, or AR$226.0 million, in loan loss provisions.

Attributable Comprehensive Income increased to AR$3.3 million in 1Q18 from a net loss of AR$2.8 million in 4Q17. This improvement was explained by a 7.7% or AR$25.5 million decrease in personnel and administrative expenses together with a 5.0% or AR$40.3 million increase in Net Operating Revenue before loan loss provisions. This was partially offset by a 10.6% or AR$ 38.4 million increases in loan loss provisions.

In 1Q18, net operating revenue before loan loss provisions was AR$843.3 million, increasing 49-5% from 1Q17 and 5.0% QoQ.

The YoY increase is mainly explained by: i) 48.5% growth in net interest income reflecting increases in interest from personal loans and credit cards in the segment, ii) a 45.8% or AR$29.5 million increase in net service fee income due to higher fees on financial intermediation activities and iii) Net income from financial instruments at fair value through profit.

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The 5.0% QoQ increase in net operating revenue before loan loss provisions resulted from i) a 10.4% or AR$8.8 million increase in net service fee income due to higher fees on financial intermediation activities and ii) Net income from financial instruments at fair value through profit.

Loan loss provisions amounted to AR$401.6 million in 1Q18, up 128.8% from 1Q17 and 10.6% from 4Q17. Asset quality deterioration in the Consumer Finance Segment was reflective of the consumer behavior seasonality experienced in prior years, but at higher levels than last year.

1Q18 presented consumer behavior seasonality largely similar to that observed in prior years. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016 and 2017, along with increases in public services tariffs in 2016, 2017 and 2018, impacted the disposable income of the population in the Consumer Finance Segment causing consumer sentiment to lag behind economic recovery as consumers remain more cautious about resilient inflation levels and higher tariffs. In turn, consumers in this segment are repaying loans at a slower pace.

In this context, and taking a more conservative stance, during the first quarter we took the decision tighten credit scoring standards to slow origination in our consumer finance segment.

Loans totaled AR$7.7 billion as of March 31, 2018 increasing 39.0% YoY and 2.8% QoQ. YoY, loan growth was mainly driven by the increase in personal loans.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

Insurance Segment – Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Net Interest Income	1.4	0.7	1.7	-0.4	1.7	98.7%	-22.4%
Net Service Fee Income	113.9	109.8	84.3	90.5	90.8	3.7%	25.4%
Net Operating Revenue, before Loan Loss Provisions	142.3	138.1	111.8	112.3	109.7	3.1%	29.7%
Attributable Comprehensive Income	55.3	60.2	47.4	75.2	48.0	-8.1%	15.2%
Gross written premiums	229.3	232.1	186.7	188.8	182.0	-1.2%	26.0%
Claims Paid	36.1	49.9	51.3	43.1	50.2	-27.7%	-28.1%
Combined Ratio	73.5%	71.5%	75.5%	70.0%	71.3%	2.8%	3.1%

Attributable Comprehensive income of the Insurance Segment in 1Q18 was AR$55.3 million, compared to AR$48.0 million in 1Q17 and AR$60.2 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle only contract new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products in 3Q17 including; Home Insurance, Technology Insurance and ATMs insurance.

Gross written premiums increased by 16.6% YoY and 24.3% in the quarter.

Net operating revenues attributable to Supervielle Seguros in 1Q18 were AR$142.3 million, increasing 3.1% YoY and 29.7% QoQ.

Claims Paid amounted to AR$36.1 million in 1Q18, decreasing 28.1% YoY and 27.7% QoQ. The Combined ratio increased to 73.5% in 1Q18 from 71.3% in 1Q17 due to higher gross written premiums and lower claims paid. On a quarterly basis, the combined ratio increased from 71.5% in 4Q17 reflecting lower Claims Paid in the quarter.

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Gross written premiums by product						% Change
in million	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Life insurance and total and permanent disability insurance for debit balances	30.0	35.7	48.9	64.3	82.4	-16.0%	-63.6%
Personal Accident Insurance	18.1	17.6	17.1	16.0	13.8	2.8%	30.7%
Protected Bag Insurance	36.8	36.3	35.3	33.7	27.9	1.5%	32.2%
Broken Bones	7.1	6.7	6.2	6.5	0.1	6.0%
Others	8.4	7.0	0.5	0.4		20.0%
Home Insurance	26.9	28.0	3.1			-3.8%
Tecnology Insurance	10.3	10.8	1.6			-4.3%
ATM Insurance	5.6	5.9	1.5			-5.6%
Mortgage Insurance	1.5	2.8	0.2	0.3		-46.4%
Life insurance.	84.5	81.3	72.4	67.7	57.8	4.0%	46.3%
Total	229.3	232.1	186.7	188.8	182.0	-1.2%	26.0%

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Until March 31, 2017 Supervielle offered microcredit financing through Cordial Microfinanzas.

Asset Management & Others Segment Highlights						% Change
(In millions of Argentine Ps.)	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY

Net Service Fee Income	171.1	162.5	152.6	132.8	113.9	5.3%	50.2%
Net income from financial instruments at fair value through profit or loss	20.2	17.6	10.7	9.9	10.3	14.8%	95.6%
Net Operating Revenue, before Loan Loss Provisions	192.3	181.1	163.5	145.1	122.0	6.2%	57.6%
Attributable Comprehensive Income	75.0	66.4	65.5	53.1	39.8	13.0%	88.5%
Assets Under Management	18,583	14,655	16,120	13,557	10,816	26.8%	71.8%
Market Share	2.7%	2.6%	3.1%	2.8%	2.5%	4.2%	11.4%

Attributable Comprehensive income of the Asset Management Segment & Other Segments increased 88.5% YoY and 13.0% QoQ to AR$75.0 million.

In 1Q18 Net operating revenues were AR$192.3 million, up 57.6% from 1Q17 and 6.2% QoQ.

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The YoY increase in net operating revenues was mainly driven by the 50.2% rise in net service fee income driven by successful cross-selling initiatives to leverage the Company’s compelling financial product offering, both through the asset management business and the non-financial products and services sold by Espacio Cordial, and 95.6% increase in the Net Income at fair value through profit or loss.

The QoQ increase in net operating revenues was supported by the 14.8% increase in the Net Income at fair value through profit or loss, 5.3% increase in Net Service Fee Income and 11.4% decrease in administrative expenses.

Assets under management amounted to AR$18.6 billion as of March 31, 2018, up from AR$10.8 billion as of March 2017 and 26.8% from AR$14.7 billion as of December 2017. As of March 31, 2018, fixed income funds represented 87% of assets under management.

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FY 2018 GUIDANCE

Supervielle based on the current visiblity of the macro enviroment expects to remain within the guidance

Typically, the Company´s net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of assets in nominal terms and salary increases agreed upon between the Bank and the banking employees’ trade union historically during the second quarter but applied retroactively to the first quarter.

RELEVANT EVENTS

Irrevocable capital contribution to Cordial Compañía Financiera S.A

In January 2018, Grupo Supervielle and its subsidiary Banco Supervielle made an irrevocable capital contribution in Cordial Compañía Financiera S.A. for a joint total amount of AR$ 380 million following the loan portfolio growth of this subsidiary.

Creation of Fideicomiso Financiero to invest in fintech and insurtech

On February 16, 2018, the Board of Directors approved the creation of a special purpose vehicle (financial trust) to invest in financial technology (fintech) and insurance technology (insurtech) start up projects for an amount up to U.S.$3 million.

Banco Supervielle opens new branch in Morón

On March 5, 2018, Banco Supervielle opened a new branch in Morón, one of the most important areas of western Buenos Aires.

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Morón has a large commercial center that serves the close-by neighborhoods and also has a large presence of companies. Moreover, is a strategic location for the development of new businesses within the region.

Capital contribution to Tarjeta Automática S.A

On March 19, 2018, Grupo Supervielle, the Bank and CCF made a capital contribution to Tarjeta for an amount of Ps.262.5 million, Ps.30.0 million and Ps.7.5 million, respectively.

SUBSEQUENT EVENTS

Acquisition of the capital stock of Micro Lending S.A.

On April 6, 2018, the Board of Directors of Grupo Supervielle gave approval to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of Ps.1 par value and entitled to one vote per share, representing 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. MILA specializes in car financing, particularly for previously owned cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

Grupo Supervielle S.A. to Expand its Capital Markets and Investment Banking Business

On April 12, 2018, Grupo Supervielle S.A. announced it plans to expand and enhance its capital markets and investment banking business. Roberto Garcia Guevara, who recently joined the Company, will play a key role in leading and implementing the roll out of the strategy.

Roberto Garcia Guevara brings broad experience and an extensive career in investment banking, research and corporate finance, having worked for the last 27 years in prestigious global and local investment banking institutions including Baring Securities, Merrill Lynch, UBS Pactual, Raymond James and AR Partners, among others.

Annual General Meeting

On April 24, 2018 Grupo Supervielle held its Annual General Meeting of Shareholders and approved all the proposals submitted by the Board of Directors, including:

●	Annual and consolidated financial statements for the financial year ended December 31, 2017,
●	Appointment of members of the board of directors,
●	Payment of a cash dividend of AR$2,437,058,681.49,
●	Election of Price Waterhouse Coopers as the company’s independent auditor, and
●	Consideration of the amendments to sections Six, subsection g) and Sixteen of the bylaws

The following table shows the new composition of the board of directors:

Title	Name	Date of Expiration of current term

Chairman	Julio Patricio Supervielle	December 31, 2018
First Vice-Chairman	Jorge Ramirez	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	December 31, 2019
Secretary Director	Atilio Dell’Oro Maini	December 31, 2018
Director	Laurence Nicole Mengin de Loyer*	December 31, 2019
Director	Richard Gluzman*	December 31, 2018
Director	María Gabriela Macagni*	December 31, 2019
Director	Jorge Mocetti*	December 31, 2019

* Independent directors according to CNV Rules and NYSE Rules

Irrevocable capital contribution to Banco Supervielle S.A

In May 2018, Grupo Supervielle made an in-kind capital contribution in Banco Supervielle S.A. for total amount equivalent to AR$ 861 million.

Banco Supervielle opens new branch in Neuquen

On April 9, 2018, Banco Supervielle opened its first branch in Patagonia, in the city of Neuquén. The city of Neuquén is one of the major cities in Patagonia with an important commercial center that serves the surrounding areas and great presence of companies. This opening is strategic for new business development in the region including the oil and gas industry.

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CREDIT RATINGS

Banco Supervielle’s Credit:

Banco Supervielle Credit Rating

Fitch Ratings assigned a longterm rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million-peso equivalent. On May 11, 2018, Fitch Ratings revised Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘B’. The Rating Outlook is Stable from Positive. In January 2018. Fitch took corrective action on issue-level ratings for Banco Supervielle S.A. and assigned an ‘emr’ suffix following the discovery of an error in the application of criteria with respect to these issues.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)’s Class A notes for a total amount of up to US$300 million peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on October 27, 2017.

On March 7, 2017, Moody’s Latin America changed the outlook to positive from stable on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

REGULATORY CHANGES

Net Stable Funding Ratio

The Central Bank introduced the net stable funding ratio (“NSFR”), effective as of January 1, 2018. The purpose of this ratio (which complements the LCR) is to encourage that long-term assets be financed with stable resources and, in this way, mitigate the risk of eventual tense situations in funding. By requiring financial institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet operations, the NSFR limits excessive dependence on short-term wholesale funding, promotes a better assessment of the funding risk of the on and off-balance sheet items and favors the stability of the sources of funds.

Productive Financing Law

On May 2nd, 2018 the Congress approved the reform of the Capital Markets Law, called Productive Financing Law. The key reforms include:

●	New products coming to the market
●	Simplified access to the markets for SMEs and the category of frequent issuer
●	Elimination of the withholding tax on non-resident accounts
●	Elimination of Article 20, which gave the CNV the authority to intervene in a company’s board decisions
●	Independence of the CNV
●	Long-term savings instruments for individuals.

Net Global FX Position

In May 2018, through Communication “A” 6501 the Central Bank of Argentina (BCRA) established that as of May 7th, 2018 “Net Global long FX position” when converted to Ps. at the applicable exchange rate on a daily basis cannot be greater than 10% of the previous month integrated capital (RPC) or the Bank’s own liquid assets whichever is less.

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Appendix I: IFRS Implementation

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision with the temporary exception of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (IFRS as issued by the IASB as adopted by the Central Bank).

According to such convergence process, IFRS have been adopted for the fiscal year beginning on January 1, 2018 and IFRS transition date pursuant to IFRS 1 “First-time Adoption of IFRS” was scheduled for January 1, 2017. For comparative purposes, and according to IAS 8, changes in accounting policies were applied retrospectively to 2017 quarters and full year.

It´s worth noting that Supervielle guidance have been prepared in accordance with IFRS.

The main changes in SUPV financial statements are:

1.	Net Interest Income:

●	1.1 Imputed Interest

Supervielle grants loans with zero interest rates or preferential interest rates. This loans under IFRS should recognize an implicit interest rate at a market rate of each product. This change in the accounting methodology implies the recognition of a loss at the beginning of the loan that is accrued in gain during its life. Line items restated are: “interest on mortgage loans” and “interest on credit cards” among others.

●	1.2 Amortized cost

Supervielle incurs in certain fee and costs due to loan origination, that under IFRS should be incorporated at the effective interest rate and accrued during the life of the loan, while under Argentine GAAP, these loan origination fees and costs were not deferred. Line items restated are: “Interest on Corporate Unsecured Loans” and “Interest on Receivable from Financial Leases”, among others.

●	1.3 Customer loyalty programs

Supervielle offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards including goods and travels among others.

In accordance with IFRS, Supervielle recognize a loss due to the liability generated by the issuance of points under the reward program. The liability is reduced as the points are exchanged by customers or their due. While, under Argentine Banking GAAP, Supervielle recorded a liability based on the redemptions paid during the last 12 months which were recorded as service fee expenses. Line items restated: “Interest on Credit Cards”.

●	1.4 Transfers of financial assets

Supervielle does certain financial transactions, such as loan portfolio securitization and loans portfolio transfers with recourse among others, that under IFRS do not comply with the requirements to derecognize the assets. As a result, Supervielle recognize any income from the securitized and/or transferred financial asset and any expense incurred on the financial liability. Line items restated are “interest on Personal Loans” and “Interest on Credit Cards”.

●	1.5 Government securities and other investments

According to IFRS 9, Supervielle classifies its investment portfolio into those held for trading, which were valued at fair value through profit and loss and those held for investment, which were valued at fair value with changes in other comprehensive income. This change in the accounting methodology implies the recognition at a fair value of those investments accrued at amortized cost under Argentine Banking GAAP. Line items restated are “Income from Government and Corporate Securities” and “Income from Securities issued by the Central Bank”.

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2.	Service Fee Income:

●	2.1 Amortized cost

Please see abovementioned explanation under section Net Interest Income. Moreover, according to IFRS, some commissions collected (credit cards renewal and financial guarantees) should be accrued during the term of the contracts, while under Argentine Banking GAAP these were recognized as income when collected. Line items restated are: Commissions for foreign trade transactions, Leasing commissions, Credit cards commissions and Loan Related fees.

3.	Loan Loss Provisions:

This Line item was restated including the loans loss provisions of the securitized and/or transferred financial asset recognized under IFRS.

4.	Personnel Expenses

●	4.1 Vacation Provision

Under IFRS, short-term employee benefits such as vacation, salary and social security contributions are recognized as a liability equivalent to the undiscounted amount that the Company expects to pay for that benefit. While, Under Argentine Banking GAAP, the vacation provision was recognized when paid.

Line items restated: Personnel expenses.

●	4.2 Special Termination Arrangements

Special termination arrangements are principally postemployment benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, when they voluntary accepts an irrevocable termination arrangement.

Under IFRS, long-term benefits should be recorded as an expense recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonable estimable. While, under Argentine Banking GAAP, the cost of the special termination arrangement is recorded when paid.

Line items restated: Personnel expenses.

●	4.3 Imputed Interest

Supervielle grants loans with preferential interest rates to employees. Under IFRS, the difference between the market interest rate and the preferential interest rate should be recognized as a loss in the line item “personnel expenses”.

5.	Other Operating Income

According to IFRS implementation certain line item which previously had been recorded under Net Service Fee Income were restated in Other Operating Income, as they are not fees from financial intermediation. These line items are: Insurance, Check Administration Commission, Safe Deposit Box, Receivables from Financial Leases, Financial Agent for the Province of San Luis, Payments to Retirees, Mutual Funds Management, Commissions for foreign trade transactions, among others.

6.	Other Operating Expenses

According to IFRS implementation certain line items, such as Turnover Tax. which previously had been recorded under Financial Expenses, Service Fee Expenses and Administrative expenses were restated in Other Operating Expenses. Moreover, this Line item includes the concept recorded in the Miscellaneous Expenses according to the Central Bank GAAP.

7.	Other Comprehensive Income

According to IFRS implementation the difference that results from the valuation at amortized cost against the fair value Financial instrument held for investment and not for trading should be recorded as other comprehensive income.

8.	Income Tax

●	8.1 Deferred Income tax

Under IFRS, the tax charge for the fiscal year includes current and deferred taxes. Current income tax is calculated based on laws approved or substantially approved at the balance sheet date. Deferred tax is recognized under the liability method, due to temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

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Deferred tax is determined using tax rates (and laws) approved or about to be approved at the balance sheet date and expected to apply when the corresponding deferred tax asset is realized or the deferred tax liability is settled.

Under Argentine Banking GAAP, Banco Supervielle and Cordial Compañía Financiera (subsidiaries of the Group) recognize the current tax for the year.

9.	Loans

●	9.1 Transfers of financial assets:

Supervielle enters into certain financial transactions, such as loan portfolio securitization and loans portfolio transfers with recourse among others that under IFRS, do not comply with the requirements to derecognize the assets. As a result, Supervielle incorporates the securitized and/or transferred financial asset in the Balance sheet. Line items restated are Personal Loans and Credit Cards.

For more information please see section “Differences between IFRS and Central Bank GAAP”.

Differences between IFRS and Central Bank GAAP statements

Find below a comparison between IFRS and Central Bank GAAP statements. This is not an exhaustive analysis of the accounting standards. It should be considered only as a guide to understand the main restatements after IFRS implementation.

While net income under Central Bank GAAP does not take into account the revaluation of real estate properties held for sale, under IFRS such revaluations are disclosed in the line item within Comprehensive Income.

IFRS	Central Bank GAAP
Interest Income: -Interest on loans - Financial instrument held for investment and not for trading

Financial Income:

-Interest on loans

- Financial instrument held for investment and for trading

-Positive results on Government and Corporate Securities

- Positive Exchange rate differences on gold and foreign currency

-Positive results on Repo Transactions

Interest Expenses: -Interest from Deposits -Interest from financings -Interest from medium term notes

Financial Expenses:

-Interest from Deposits

-Interest from financings

-Interest from medium term notes

-Negative results from Government and Corporate Securities

- Negative Exchange rate differences on gold and foreign currency

-Negative results on Repo Transactions

-Turnover tax from financial transactions

Fee Income from: -Deposit accounts -Loans -Foreign trade transactions -Credit Cards -Receivables from financial leases -Mutual funds -Income from the sale of products	Fee Income from: -Deposit accounts -Loans -Foreign trade transactions -Credit Cards -Receivables from financial leases -Other Operating Income

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Fee Expenses: -Commissions related to financial intermediation	Fee Expenses: -Commissions related to financial intermediation -Commissions related to Credit Cards promotions -Turnover tax related to service fee -Commissions mentioned in Other Operating Expenses
Net income from financial instruments at fair value through profit or loss: -Income from financial instruments at fair value held for trading activities -Result from term operations	Net income from financial instruments at fair value through profit or loss: NA
Exchange rate differences on gold and foreign currency	Exchange rate differences on gold and foreign currency -Included in Financial Income/Expenses
Other Operating Income: -Related to Insurance -Safety Box -Other	Miscellaneous Income: -Income from the sale of certain subsidiaries -Recovered loans and disaffected provisions -Other Miscellaneous Income
Other Operating Expenses: -Related to Promotion on Credit Cards -Turnover tax -Other concepts included under Central Bank GAAP	Miscellaneous Expenses: -Loan loss provision from miscellaneous loans -Depreciation and losses from miscellaneous assets and other miscellaneous losses
Profit of Associated companies and Joint ventures	Profit of Associated companies and Joint ventures -Included in Other Miscellaneous Income/Expenses
Other Comprehensive Income -Difference that results from the valuation at amortized cost against the fair value Financial instrument held for investment and not for trading	Other Comprehensive Income NA

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Key performance indicators: Differences between IFRS and Central Bank GAAP

Find below a comparison between 4Q17 key performance indicator under IFRS and Central Bank GAAP.

	IFRS	Central Bank GAAP	The following line items described in Appendix I reflects the differences in the key ratios under this accounting standards
ROAE	13.3%	23.3%	4.1-4.2-4.3
ROAA	2.2%	4.1%	4.1-4.2-4.3
Net Interest Margin	20.0%	19.4%	1.1-1.2-1.3-1.4-1.5
Net Fee Income Ratio	22.8%	27.6%	1.2-2.1-5-6
Efficiency	68.2%	60.2%	4.1-4.2-4.3-5-6
Loan to Deposits	107.6	104.5%	9.1
NPL	3.1%	2.8%	9.1
Cost of Risk	4.4%	4.5%	9.1
Coverage ratio	88.0%	91.8%	9.1
Total Equity/ Total Assets	15.6%	16.1%

ROAE under IFRS was impacted by higher than average special termination agreements in the quarter in connection with early retirement for a group of eligible employees.

Appendix II: Definition of ratios

Net Interest Margin: Net interest income + Net income from financial instruments at fair value through profit or loss+ divided by average interest-earning assets.

Net Financial Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to total deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

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GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data	mar 18	dec 17	sep 17	jun 17	mar 17
(In millions of Argentine Ps.)
Assets
Cash and due from banks	10,529.6	11,097.8	9,083.4	9,445.5	8,334.9
Secuities at fair value through profit or loss	9,952.9	11,404.3	4,624.7	4,150.9	460.1
Derivatives	97.7	26.9	38.0	—	23.3
Repo transactions	1,483.9	3,349.8	—	—	2,335.5
Other financial assets	1,737.1	1,702.7	6,741.1	2,522.1	1,980.1
Loans and other financings	65,727.5	60,426.7	53,615.7	45,110.7	40,838.1
Other securities	1,063.6	359.2	2,311.9	3,704.8	4,829.6
Financial assets in guarantee	3,340.9	1,301.2	2,741.9	2,781.2	2,228.8
Current Income tax assets	—	—	167.5	124.8	121.4
Investments in equity instruments	42.6	45.9	7.0	5.4	5.0
Investments in subsidiaries, associates and joint ventures	13.7	0.7	152.3	1.0	9.3
Property, plant and equipment	1,181.8	1,174.1	871.1	819.9	791.8
Intangible assets	198.9	190.6	152.4	149.2	156.9
Deferred tax assets	340.5	489.2	508.4	464.3	383.1
Other non-financial assets	858.9	633.2	542.6	404.6	654.9
Total assets	96,569.6	92,202.4	81,557.9	69,684.3	63,152.9
Liabilities and shareholders’ equity
Deposits:	55,540.2	56,408.7	47,170.8	42,817.0	38,817.0
Non-financial public sector	6,187.1	6,171.7	6,973.4	6,369.4	3,862.6
Financial sector	7.8	15.7	4.4	7.9	9.1
Non-financial private sector and foreign residents	49,345.3	50,221.3	40,192.9	36,439.6	34,945.4
Liabilities at a fair value through profit or loss	—	—	1.2	—	—
Derivatives	—	—	—	5.1	—
Repo transactions	1,632.3	—	1,266.0	1,476.1	1,020.2
Other financial liabilities	5,453.9	3,899.9	4,444.7	4,394.4	2,870.6
Financing received from Central Bank and others	3,664.4	3,524.3	1,522.3	1,364.2	1,360.8
Medium Term Notes	11,019.7	8,589.0	7,369.5	6,935.7	6,802.7
Current Income tax liabilities	390.0	692.1	843.4	754.6	834.1
Subordinated Loan and Negotiable Obligations	732.7	685.9	1,533.2	1,446.8	1,358.5
Provisions	85.8	80.2	74.6	67.8	67.2
Deferred tax liabilities	—	—	—	—	—
Other non-financial liabilities	2,791.5	3,802.3	3,092.5	2,756.1	2,677.0
Total liabilities	81,310.5	77,682.2	67,318.2	62,017.7	55,808.1
Shareholders’ equity	15,259.2	14,520.2	14,239.8	7,666.6	7,344.9
Total liabilities and shareholders’ equity	96,569.6	92,202.4	81,557.9	69,684.3	63,152.9

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Income Statement						% Change
	1Q18	4Q17	3Q17	2Q17	1Q17	QoQ	YoY
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Interest income	4,616.8	4,110.3	3,581.1	3,172.7	3,045.0	12.3%	51.6%
Interest expenses	(1,798.7)	(1,548.3)	(1,456.3)	(1,222.5)	(1,118.5)	16.2%	60.8%
Net interest income	2,818.1	2,562.0	2,124.8	1,950.2	1,926.5	10.0%	46.3%
Fee income	1,159.1	1,089.6	998.4	931.8	905.6	6.4%	28.0%
Fee expenses	-268.1	-243.1	(153.7)	(63.4)	(165.5)	10.3%	62.0%
Income from insurance activities	148.7	148.3	108.0	112.8	110.0	0.3%	35.2%
Net Service Fee Income	1,039.7	994.7	952.8	981.2	850.1	4.5%	22.3%
Net income from financial instruments at fair value through profit or loss	656.5	682.0	617.0	548.0	338.7	-3.7%	93.8%
Gain / Loss from derecognition of financial instruments at amortized cost	—	—	—	—	—	—	—
Exchange rate differences on gold and foreign currency	148.9	116.2	86.0	50.4	(1.8)	28.2%	na
Other operating income	311.1	347.4	317.8	334.7	262.8	-10.5%	18.4%
Loan loss provisions	(726.1)	(606.3)	(518.9)	(442.8)	(360.8)	19.8%	101.2%
Net Operating Revenue	4,248.3	4,096.0	3,579.4	3,421.7	3,015.5	3.7%	40.9%
Personnel expenses	(1,520.3)	(1,605.8)	(1,261.8)	(1,240.0)	(1,247.7)	-5.3%	21.8%
Administrative expenses	(926.2)	(998.7)	(859.7)	(820.1)	(687.4)	-7.3%	34.7%
Depreciation & Amortization	(68.4)	(95.0)	(68.3)	(68.1)	(71.7)	-27.9%	-4.6%
Other expenses	(712.9)	(745.5)	(652.3)	(626.6)	(552.6)	-4.4%	29.0%
Operating income	1,020.4	651.1	737.4	666.9	456.0	56.7%	123.8%
Profit of Associated companies and Joint ventures	—	—	—	—	—	—	—
Profit before income tax	1,020.4	651.1	737.4	666.9	456.0	56.7%	123.8%
Income tax expense from continuing operations	(282.7)	(176.0)	(174.4)	(155.5)	(159.4)	60.6%	77.3%
Profit from continuing operations	737.8	475.1	563.0	511.4	296.6	55.3%	148.7%
Profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—
Net income	737.8	475.1	563.0	511.4	296.6	55.3%	148.7%
Attributable to owners of the parent company	722.6	467.6	555.2	505.2	291.8	54.5%	147.6%
Attributable to non-controlling interests	15.1	7.5	7.8	6.3	4.8	102.3%	215.6%
Other comprehensive income, net of tax	22.2	5.0	4.8	28.6	20.2	341.5%	9.9%
Comprehensive income	760.0	480.1	567.8	540.1	316.8	58.3%	139.9%
Attributable to owners of the parent company	744.8	472.6	560.0	533.8	312.0	57.6%	138.7%
Attributable to non-controlling interests	15.2	7.5	7.8	6.3	4.8	101.5%	214.8%
ROAE	20.6%	13.3%	20.7%	28.8%	18.0%
ROAA	3.3%	2.2%	3.1%	3.3%	2.1%

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About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of March 31, 2018, Supervielle had total assets of AR$96.6 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 340 access points and near 2 million active customers. As of March 31, 2018, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.1%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi
Treasurer and Investor Relations Officer 5411-4324-8132
Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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